U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A
(Amendment No. 6)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WILDCAP ENERGY INC.
(Name of Small Business Issuer in Its Charter)

Nevada	3510	27-1604995
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2961 West MacArthur Boulevard, Suite 214, Santa Ana, California 92704; (949) 955-2721
(Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)

Malcolm D. Lennie, President
Wildcap Energy, Inc.
2961 West MacArthur Boulevard, Suite 214
Santa Ana, California 92704
                       (949) 955-2721
(Name, Address, and Telephone Number of Agent for Service)

With a copy to:
Brian F. Faulkner, A Professional Law Corporation
27127 Calle Arroyo, Suite 1923
San Juan Capistrano, California 92675
 (949) 240-1361

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: x

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934:

Large accelerated filer: ☐	Accelerated filer: ☐

Non-accelerated filer: ☐	Smaller reporting company: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	680,000	$1.00	$680,000	$48.48

(1)  The shares of Wildcap Energy common stock being registered hereunder are being registered for  resale by selling stockholders of the company.

(2)  Based on Rule 457 under the Securities Act of 1933.  The selling stockholders will sell at this stated fixed price until the company’s common stock are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
DATED JULY 13, 2011

WILDCAP ENERGY, INC.

 680,000 SHARES OF
COMMON STOCK

This prospectus relates to the resale of up to 680,000 shares of Wildcap Energy common stock by selling stockholders of the company.  None of the selling stockholders are broker/dealers or affiliates of the company, except for SUTI Holdings LP, which is an affiliate of the company.  SUTI Holdings LP is an underwriter.

Wildcap Energy is not selling any shares of common stock in this offering.  Therefore, the company will not receive any proceeds from the sale of the shares by the selling stockholders.

The selling stockholders may sell common stock from time to time at the fixed price of $1.00 per share until the company’s common stock are quoted on the Over the Counter Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.  The selling stockholders have informed the company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.  However, the selling stockholders, with the exception of SUTI Holdings who is an underwriter, may be deemed underwriters of the shares of common stock that they are underwriting.  Wildcap Energy will pay the expenses of registering these shares.

Wildcap Energy’s common stock is not registered under Section 12 of the Securities Exchange Act of 1934 and is not listed or traded on any trading market.

The shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment; see “Risk Factors” on page 8.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal  offense.

Information contained in this document is subject to completion or amendment.  The registration statement relating to the securities has been filed with the Securities and Exchange Commission.  The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Table of Contents

Prospectus Summary	3

Risk Factors	8

Use of Proceeds	22

Selling Stockholders	22

Plan of Distribution	24

Description of Securities to be Registered	26

Interest of Named Experts and Counsel	27

Description of Business	27

Description of Property	44

Legal Proceedings	45

Market for Common Equity and Related Stockholder Matters	45

Financial Statements	46

Management's Discussion and Analysis of Financial Condition and Results of Operations	46

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	52

Directors, Executive Officers, Promoters and Control Persons	52

Executive Compensation; Corporate Governence	56

Security Ownership of Certain Beneficial Owners and Management	57

Transactions With Related Persons, Promoters and Certain Control Persons; Corporate Governance	58

Available Information	60

Disclosure of Commission Position on Indemnification for Securities Act Liabilities	61

Legal Matters	63

Experts	63

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus.  Each prospective investor is urged to read this prospectus in its entirety.

The Company.

        Wildcap Energy Storage Devices, Inc. was incorporated June 18, 2007 in the State of Nevada. On July 29, 2010, the name of the company was changed to Wildcap Energy Inc.  Wildcap Energy is a development stage company with its principal activity being to commercialize an innovative technology that was developed at the University of Arizona that deals with vertical axis wind turbines. From the date of incorporation through January 10, 2010, the date that an option agreement with the Board of Regents of the University of Arizona was signed, Wildcap Energy’s business activities were focused on negotiating a license agreement with the University of Arizona.  Wildcap Energy was granted an initial option for a three-month period of time.  The final option period ended on January 7, 2011.  On March 2, 2011, a license agreement between Wildcap Energy and the University became effective.  Key provisions of the license agreement are outlined below.

On March 1, 2010, Wildcap Energy entered into a three year Venture Acceleration Agreement with SUTIMCo, Inc., a wholly owned subsidiary of Select University Technologies which is the general partner of SUTI Holdings, LP (94.07% owner of Wildcap Energy, Inc.), to provide needed personnel and services to start developing the technology. Key provisions of the Venture Acceleration Agreement are explained below.

Wildcap Energy’s net loss for the years ended June 30, 2010 and June 30, 2009 were $118,209 and $0, respectively, and $1,918,735 and $100,000 for the nine months ended March 31, 2011 and March 31, 2010, respectively.  As of March 31, 2011, Wildcap Energy had total current assets of $16,848 and total current liabilities of $500,792, resulting in a working capital deficit of $483,944.  The company’s cash balance as of June 30, 2011 totaled $688.  The company’s current working capital is not sufficient to enable us to implement its business plan described in this prospectus.  For these and other reasons, the company’s independent auditor has raised substantial doubt about our ability to continue as a going concern.

On March 1, 2010, the company entered into a three-year Venture Acceleration Agreement with SUTIMCo, Inc., a Nevada corporation, pursuant to which SUTIMCo agreed to provide a variety of services and benefits to the company, including managerial services, which management of the company deem critical to move the company toward commercialization of the technology embodied in a license agreement and revenue.  SUTIMCo fees include:

•
A one-time initial fee of $100,000 was paid with the execution of the Venture Acceleration Agreement.  Wildcap Energy paid the $100,000 out of the monies raised in the private placement that concluded just prior to filing the initial Form S-1 registration statement in August 2010.

•
During the three-year term of this agreement that commenced on March 1, 2010, an annual fee in the amount of $930,000 (payable in monthly installments of $77,500) was owed.  Due to the operational needs of Wildcap Energy during the time period between March 1, 2010 and September 1, 2010, SUTIMCo was relieved of its obligations to provide any of the personnel called for in the business plan because SUTIMCo could not provide personnel that could perform the services needed by Wildcap Energy during the time period between March 1, 2010 and September 1, 2010. On June 2, 2010, Wildcap Energy and SUTIMCo executed an Addendum to the Venture Acceleration Agreement whereby the SUTIMCo monthly management fee was delayed from March 1, 2010 until September 1, 2010 or upon funding, whichever occurred first. The monthly fee of $77,500 commenced on September 1, 2010.  The monthly fees have been accrued since September 1, 2010; however none of the monthly fees have been paid by Wildcap Energy. The monthly services and the one time initial fee are allocated equally among research and development, manufacturing, sales and marketing, and administrative categories.

The SUTIMCo personnel, effective September 1, 2010, commenced working on: (a) negotiating the license agreement with the University of Arizona; (b)establishment of financial and operational controls in order to effectively monitor and report Wildcap Energy’s business activities; and (c) the evaluation of various business entities that could be used by Wildcap Energy in the development and manufacture of the vertical axis wind turbine.

Wildcap Energy and the University of Arizona entered into an option agreement which granted the company, during the option period (under the terms and conditions of the option agreement), an option to commercialize a vertical axis wind turbine, incorporating active flow controls. Vertical axis wind turbine designs have had limited commercial success, despite the advantage that they can collect wind from all directions. Vertical axis wind turbine design’s ability to function well at low heights is particularly important when considering the cost of the high tower necessary for a horizontal axis wind turbine. On the other hand, vertical axis wind turbines have a low rotor height which reduces rotor wind speed. Additionally, vertical axis wind turbines have longer blade length, about twice the length of horizontal axis wind turbines.  To the best of the company’s knowledge, there are no commercially available vertical axis wind turbines that incorporate active flow technologies.

The executed license is substantially consistent with the license agreement term sheet and form of license agreement attached to the Option Agreement Attachments “A” and “B”. The key provisions of the license agreement that became effective on March 2, 2011 are as follows:

•
The University of Arizona grants to Wildcap Energy the worldwide right to exploit all of the University’s technical information and know-how relating to the licensed technology, within the onshore field of electricity generation by wind turbines on an exclusive basis and within the onshore field of electricity generation by wind turbines on a non-exclusive basis.

•
The foregoing grant of rights includes the right to exploit the University’s patent rights in the licensed technology wherever these rights may exist throughout the world [meaning “wherever patent applications have been filed and are pending and wherever patents have issued and remain in force”].

•
To the extent not otherwise obligated to any third parties, the University of Arizona also grants to Wildcap Energy an option on any future University inventions relating to vertical axis wind turbines which are made with five years following the effective date of the license agreement, provided at least one inventor of the subject invention is also an inventor of a previous invention disclosed in a patent application included in the patent rights licensed to Wildcap Energy under the agreement.   The option is exercisable during the ninety-day period immediately following Wildcap Energy’s receipt of a written invention disclosure notice.

•	The University of Arizona also grants to Wildcap Energy the right to issue to third parties sublicenses in the onshore field of electricity generation by wind turbines.

•	In Sections 2.1 and 2.2 of the license agreement, Wildcap Energy has a non-exclusive right to exploit the patent rights and technology for the offshore generation of electricity by wind turbines.

•
To the maximum extent permitted under applicable law, the University of Arizona has granted Wildcap the right to bring suit in its own name and at its own expense to enforce and if necessary defend the licensed patent rights, provided, however, that if the University of Arizona agrees to bear one half of the legal expense related thereto, the University of Arizona will be entitled to one half of the recoveries obtained in any such suit.

•	The University of Arizona retains all other rights in the patents and technical information not expressly granted under the license.

•
Wildcap Energy agrees to sponsor research at the University of Arizona to further develop and test the practical application of the patent rights”.  While the scope of the research projects has yet to be defined, the research is expected to focus exclusively on one or more aspects of a vertical axis wind turbine with sweeping jets embedded in the air foils.  There are two phases to the project.

•	Wildcap Energy issued to the University of Arizona a common stock purchase warrant to purchase 1,179,799 shares of Wildcap Energy common stock. The exercise price for the warrant is $0.125 per share.

•	Wildcap Energy agrees to pay a one-time non-cancellable license fee of $10,000. Wildcap Energy has paid this license fee to the University of Arizona.

•
Royalties, payable to the University of Arizona, are due on or about February 15th of each calendar year, are to be computed by Wildcap Energy based on the following:

*         1% of net sales covered by a pending patent application;
*         3% of net sales covered by an issued patent; and
*         20% of sublicensing consideration received by Wildcap Energy

Additionally, Wildcap Energy agrees that, regardless of any earned royalties and/or sublicensing consideration, the minimum annual consideration   payable to the University shall be equal to $10,000 for the period between January 1, 2013 and December 31, 2013; $15,000 for the period between January 1, 2014 and December 31, 2014; $20,000 for the period between January 1, 2015 and December 31, 2015; $25,000 for the period between January 1, 2016 and December 31, 2016; $37,500 for the period between January 1, 2017 and December 31, 2017; and $50,000 per year from January 1, 2018 and for each year thereafter.

•
Wildcap Energy agrees to reimburse the University for all patent costs incurred prior to the execution of the license relating to the licensed technology and all patent costs incurred after the execution of the license relating to the licensed technology during the term of the license.  Wildcap Energy, Inc. paid the patent costs incurred prior to the execution of the license that relate to the licensed technology ($13,780) to the University.

•
In the event of the assignment of the license agreement to an unaffiliated third party (or other transfer by Wildcap Energy) that is not due to either a merger or an acquisition, then Wildcap Energy agrees to pay the University the greater of $100,000 or an amount equivalent to 5% of the total transaction value.

•	This license agreement will remain in full force and effect until the last-to-expire patent rights, unless terminated earlier according to the provisions of the license agreement.

The principal intellectual property asset under license to Wildcap Energy is International patent application number WO2010065956A1, filed on December 7, 2009 and published under the Patent Cooperation Treaty (PCT) on June 10, 2010.  The foregoing PCT application claims priority to United States Provisional Application No. 61/201,041, filed December 5, 2008 by Professor Israel Wygnanski. Wildcap Energy, Inc., working in conjunction with the University of Arizona, is prosecuting the above-referenced patent application before the U.S. and Canadian patent offices. To that end, PCT national phase elections were recently made.  No further substantive action is anticipated with respect to any of the foregoing applications until such time as the applicable patent authority issues an initial office action with respect to the application pending before such authority.

Patent rights are presently limited to a single patent application in the U.S. and Canada; no patents have been granted to date.

The vertical axis wind turbine is smaller and produces less power than the horizontal axis wind turbine.  One target market for Wildcap Energy would be end-users interested in the generation of electricity for their own use.  These would include ranches, farms, small industrial complexes and small municipalities. The primary motivations would be the potential cost savings in producing their own electricity and overcoming the difficulty in getting grid power to their location.

Active flow control studies the separation of the flow from the surface of aerodynamic bodies and the possible solutions to reduce or control it.  The word “active” indicates that to control the flow an external source of energy is applied.  Active flow control is usually based on suction or blowing devices that modify the pressure and the velocity fields and energize depleted layers of fluid to enhance reattachment or avoid separation or that delay turbulent transition in order to reduce skin friction.  The University of Arizona has a pending patent application relating to this technology, which was developed by Professor Israel Wygnanski.

While there is always a standard clause in all of the University of Arizona’s option agreements related to the rights of the U.S. government to a royalty free right to use the technology which resulted from government sponsored research, Wildcap Energy determined that the standard government use provision is not applicable with regard to the licensed technology. The reason being that the technology licensed from the University of Arizona did not result from research sponsored by the U.S. Government and that the U.S. government only has a royalty free right related to technology that the U. S. government funded.  The ultimate applicability of the University of Arizona’s standard government royalty free use provision is determined by the University of Arizona.  Notwithstanding any such determination, the U.S. government has the right to contest any such determinations made by the University of Arizona or by Wildcap Energy.

The option agreement became effective as of January 8, 2010. The initial option period was from January 8, 2010 to April 7, 2010. The University of Arizona offered three consecutive option periods; each option period was for a three-month period.  The final option period ended on January 7, 2011. A license agreement was signed on March 2, 2011 and is attached as an exhibit to the S-1.

The following diagram shows the relationship of the various parties discussed below, including Wildcap Energy:

SUTI Holdings LP
Select University Technologies Inc.
General Partner of SUTI Holdings LP
•Appointed by SUTI Holdings LP as General Partner to assume all financial responsibility for all business activities related to the Limited Partnership
•<1% ownership interest in Limited Partnership
Wildcap Energy Inc.
(94% owned by SUTI Holdings LP)
•Has contractual agreement with SUTIMCo to provide management services under the Venture Acceleration Agreement
SUTIMCO Inc.
(100% owned by SUTI Holdings LP)
•Retained by Portfolio companies of Limited Partnership to provide specific services through the Venture Acceleration Agreement
•Provides management services to Wildcap Energy Inc.

Wildcap Energy has its principal offices located at 2961 West MacArthur Boulevard, Suite 214, Santa Ana, California 92704.  The telephone number for the company is: (949) 955-2721.

The Offering.

Common stock offered by selling stockholders	Up to 680,000 shares.
Common stock to be outstanding before and after the offering	10,630,000.
Use of proceeds	Wildcap Energy will not receive any proceeds from the sale of the common stock hereunder.

This prospectus relates to the resale of up to 680,000 shares of Wildcap Energy common stock by selling stockholders of the company.

State securities laws regulate the sale of securities in each state in which a selling stockholder is resident.  Wildcap Energy believes that there are exemptions from registration for the sale of shares of common stock by the selling stockholders, and future holders (including those who purchase shares from the selling stockholders), on an unsolicited basis through broker/dealers.  Therefore, it is not Wildcap Energy’s present intention to apply to have its securities registered in any state.  However, if any of these states takes the position that such exemption from registration is not available for such sales, then those selling stockholders and future holders would not be able to sell their shares of common stock without additional registration requirements being met by the company.  In such event, this could affect the price of the company’s common stock since there would be fewer shares available for sale on the open market.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, Wildcap Energy’s business, operating results and financial condition could be harmed and the value of its stock could go down. This means you could lose all or a part of your investment.

Risks Related to the Business.

Wildcap Energy Has Not Generated Any Revenues to Date and Has Incurred Losses to Date.

Wildcap Energy has incurred losses to date and there can be no assurance that the company will be able to reverse this trend; the company has a working capital deficit.  In addition, Wildcap Energy expects to increase its infrastructure and operating expenses to fund anticipated growth.  As a result, the company does not expect to generate revenues in 2011 and may not be able to support operations or otherwise establish a return on invested capital thereafter.  Wildcap Energy cannot assure you that any of its business strategies will be successful or that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis.

Wildcap Energy Expects Operating Losses to Continue.

Wildcap Energy expects to incur increased operating expenses during fiscal year 2011 and 2012.  The amount of net losses and the time required for Wildcap Energy to reach and sustain profitability is uncertain.  The likelihood of Wildcap Energy’s success must be considered in light of the problems, expenses, difficulties, and delays frequently encountered in connection with a new business, including, but not limited to, uncertainty as to development and acquisitions and the time required for the Wildcap Energy’s planned production to become available in the marketplace.  There can be no assurance that Wildcap Energy will ever generate increased product revenue or achieve profitability at all or on any substantial basis.

Wildcap Energy Has Significant Competition in the Wind Turbine Industry and in Alternative Means of Generating Electricity.

Wildcap Energy is a small company, and will be operating in a highly competitive market, and this competition may accelerate in the future. In both Canada and the United States, large utility companies dominate the energy production industry and coal continues to dominate as the primary resource for electricity production followed by other traditional resources such as nuclear, oil and natural gas. Wildcap Energy expects that primary competition for the wind power industry will continue to come from utility company producers of electricity generated from coal and other non-renewable energy sources. Within the wind power market itself, there is also a high degree of competition, with growth opportunities in all sectors of the industry regularly attracting new entrants.

If the wind turbine industry does not continue to grow rapidly, Wildcap Energy may lose potential customers and revenues to its competitors. Although management believes that efficiency and cost should cause existing wind farm owners to replace their horizontal axis wind turbines, the costs involved and the capital requirements more likely than not mean that the growth of the Wildcap Energy’s sales will come from installing new turbines in new wind farms and other applications as opposed to replacing existing turbines.  The company’s products face competition from products produced by GE, Quiet Revolution, Windside Wind Turbines and Turby Emerging Energy.  Many of Wildcap Energy’s potential competitors have significantly more assets and resources than the company does.  In addition, there may be other competitors that Wildcap Energy has not identified.  Wildcap Energy can make no representations or assurances that there will not be increased competition or that the company’s projections will ever be realized due to the difficulty of ascertaining the level of competition in the future and the extent to which the industry will accept vertical access wind turbines in place of the existing horizontal access.  Wildcap Energy also face significant competition from the sources other than wind generating electricity such as solar, hydro, tidal and geothermal, especially if the costs of alternative renewable energy sources are reduced below that of electricity produced by wind turbines.

There are a limited number of sites desirable for wind farms and a limited supply of wind turbines and other related equipment necessary to operate wind farm facilities. Wildcap Energy’s competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of wind turbines. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of Wildcap Energy prospective customers. It is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share.

Wildcap Energy Management Has No Experience in the Wind Turbine Industry.

Wildcap Energy will be offering an 8kW, 30kW and 250kW vertical axis wind turbines.  Current management does not have experience working in the wind turbine industry or in the generation and distribution of electricity.  Although management has experience working with startup companies, new products, and new technologies, management’s lack of experience in this industry may cause problems and delays in the testing, production, marketing and sales of Wildcap Energy’s products, which could put its future at risk.  No assurances can be given that the company will be able to attract the management talent needed with expertise in the wind turbine industry.

The Federal Government May Not Extend or May Decrease Tax Incentives for Renewable Energy, Including Wind Energy, Which Would Have an Adverse Impact on Wildcap Energy’s Development Strategy.

Tax incentives offered by the United States make wind energy an attractive business opportunity.  If these incentives are eliminated or reduced, Wildcap Energy’s wind turbines will be less attractive to prospective purchasers.  Currently, federal tax incentives applicable to the wind energy industry currently in effect include the production tax credit (“PTC”) and business energy investment tax credit (“ITC”).  The PTC provides the owner of a wind turbine placed in operation before the end of 2012 with a ten-year credit against its federal income tax obligations based on the amount of electricity generated by the wind turbine. The ITC provides a 30% credit in the form of a tax credit for property placed in service before the end of year 2012, or, alternatively, a 30% cash grant from the U.S. Treasury Department if an application is submitted by October 2011.  The accelerated depreciation for certain assets of wind farms provides for a five-year depreciable life for these assets, rather than the 15 to 25 year depreciable lives of many non-renewable energy assets, with an additional 50% bonus depreciation allowed for wind energy assets placed in service by the end of 2009.

The PTC and ITC are scheduled to expire on December 31, 2012, and, unless extended or renewed by the U.S. Congress, will not be available for energy generated from wind turbines placed in service after that date.  Wildcap Energy cannot assure you that current or any subsequent efforts to extend or renew this tax incentive will be successful or that any subsequent extension or renewal will be on terms that are as favorable as those that currently exist. In addition, there can be no assurance that any subsequent extension or renewal of the PTC and/or ITC would be enacted prior to its expiration or, if allowed to expire, that any extension or renewal enacted thereafter would be enacted with retroactive effect.  Wildcap Energy also cannot assure you that the tax laws providing for accelerated depreciation of wind farm assets will not be modified, amended or repealed in the future.  If the federal PTC or ITC are not extended or renewed, or are extended or renewed at lower rates, financing options for wind farms will be reduced and development plans for additional wind farms will be adversely affected.

Various State and Provincial Governments May Not Extend or May Decrease Incentives for Renewable Energy, Including Wind Energy, Which Would Have an Adverse Impact on Wildcap Energy’s Development Strategy.

Various types of incentives that support the sale of electricity generated from wind energy presently exist in the United States and Canada. These incentives can be offered at both the state and provincial level.  Wildcap Energy cannot assure you that governmental support for alternative energy sources in the form of renewal portfolio standard or renewal energy certificates recognition and trading will continue at the state or provincial level or that the vertical axis wind turbines will qualify for such incentives or meet the regulatory requirements.

Renewal portfolio standard is a regulation that requires the increased production of energy from renewable sources such as wind, solar, biomass and geothermal.  Renewal portfolio standards place an obligation on electric supply companies to produce a specified fraction of their electricity from renewable energy sources.  Renewal portfolio standard certificates are used by the electric supply to demonstrate compliance with their regulatory obligations

Renewal energy certificates represent proof that a specific amount of electricity was generated from an eligible renewable energy resource, such as wind.  These certificates can be issued on all wind turbines installed at the various business locations.  Many state governments and provincials use these certificates to track compliance with renewal portfolio standard and other government renewable energy generation.

To date, Canada Economic Development has invested in excess of $8.5 million in the Wind Energy Techno Center.  The Wind Energy Techno Center will use these subsidies to further the development of a wind energy sector that is competitive on a North American and global scale.

Any decrease in government incentives or regulations discussed above would have an adverse impact on Wildcap Energy’s development strategy.

The Performance of Wind Farms is Dependent Upon Meteorological and Atmospheric Conditions That Fluctuate Over Time.

Identifying suitable locations for Wildcap Energy’s wind turbines is critical. The production of electricity generated by wind turbines will be highly dependent on meteorological and atmospheric conditions. Site selection requires the evaluation of the quality of the wind resources based upon a variety of factors. The wind data gathered on site and data collected through other sources form the basis of wind resource projections for a wind turbines performance.  Wind resource projections do not predict the wind at any specific period of time in the future.  Therefore, even in the event where prediction of a wind turbines wind resources becomes validated over time, the wind turbine will experience hours, days, months and even years that are below wind resource predictions.  Wind resource projections may not predict the actual wind resources observed by the wind turbine over a long period of time.  Assumptions included in wind resource projections, such as the interference between turbines, effects of vegetation and land use, and terrain effects may not be accurate.  Wind resources average monthly and average time of day long-term predictions may not be accurate and, therefore, the energy wind turbines produce over time may have a different value than forecast.

The Number of Desirable Sites Available for the Development of Wind Turbines is Limited, and Wildcap Energy’s Inability to Identify or Acquire Sites Will Limit Its Ability to Implement Its Development Strategy.

Wind turbines can be built only in regions with suitable wind conditions.  Wildcap Energy’s future progress will depend, in part, on its ability to continue to locate suitable wind turbine sites.  In this regard, Wildcap Energy intends to focus on two types of customers.  The first being individual landowners that might have an interest in the placement of a wind turbine on their property.  The second being wind turbine parks on which wind turbine will be constructed.  While Wildcap Energy will have no interest in either building and/or operating wind turbine parks, these wind turbine parks will be potential customers who might purchase axis wind turbines from the company.

Wildcap Energy Could Be Required to Submit a Competitive Bid with Respect to Some Wind Power Contracts.

Wildcap Energy may be required to submit applications or bids for wind power contracts to various utilities.  If Wildcap Energy secures the contracts and has not accurately calculated the return on investment or the costs to generate the wind energy, it will not maximize the value of the power contracts.  If potential buyers of Wildcap Energy’s wind turbines do not believe that the power contracts are economically viable or represent minimum profitability, Wildcap Energy will not be able to sell these wind turbines or if it sells these wind turbines, the company may not be able to generate the expected revenues.

Wildcap Energy Will Need to Raise Additional Capital.

The commercial exploitation of wind power technology will require additional capital.  The development of the wind turbine projects will require significant capital infusion.  There is no commitment in place to secure this additional financing. Any equity financing may be dilutive to stockholders, and debt financing, if available, would increase expenses and may involve restrictive covenants. Wildcap Energy will be required to raise additional capital, at times and in amounts, which are uncertain, especially under the current capital market conditions.  Under these circumstances, if Wildcap Energy is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and you will lose your investment.

Any Revenues from the Sale of Wind Turbines Will Be Subject to Fluctuating Market Prices for Energy and Capacity.

Any revenues that can be generated by wind turbines depend on market prices of energy in competitive energy markets. Market prices for both energy and capacity are volatile and depend on numerous factors outside Wildcap Energy’s control including economic conditions, population growth, electrical load growth, government and regulatory policy, weather, the availability of alternate generation and transmission facilities, balance of supply and demand, seasonality, transmission and transportation constraints and the price of natural gas and alternative fuels or energy sources.  These factors will impact the value of the company’s wind turbines.

Wildcap Energy May Fail to Establish and Maintain Strategic Relationships.

Wildcap Energy believes that the establishment of strategic partnerships will greatly benefit the growth of its business, and the company intends to seek out and enter into strategic alliances.  Wildcap Energy may not be able to enter into these strategic partnerships on commercially reasonable terms, or at all.  Even if Wildcap Energy enters into strategic alliances, its partners may not attract significant numbers of customers or otherwise prove advantageous to its business.  Wildcap Energy’s inability to enter into new distribution relationships or strategic alliances could have a material and adverse effect on its business.

Operational Factors May Reduce Energy Production Below Projections, Causing a Reduction in Revenue.

The amount of electricity generated by a wind turbine depends upon many factors in addition to the quality of the wind resources, including but not limited to turbine performance, aerodynamic losses resulting from wear on the wind turbine, degradation of other components, icing or soiling of the blades and the number of times an individual turbine or an entire wind farm may need to be shut down for maintenance or to avoid damage due to extreme weather conditions. In addition, conditions on the electrical transmission network can impact the amount of energy a wind turbine can deliver. These matters could adversely impact the value of Wildcap Energy’s wind turbines.

The Wind Energy Industry is Extensively Regulated and Delays in Regulatory Approval Could Hurt Business Development.

Developing Wildcap Energy’s wind turbines will be subject to extensive energy and environmental regulation by federal, provincial, state and local authorities.  Delay in obtaining, or failure to obtain and maintain in full force and effect, any of the regulatory approvals Wildcap Energy needs to develop its wind turbines, or delay or failure to satisfy any applicable regulatory requirements, could prevent Wildcap Energy from fully implementing its business strategy.

Wildcap Energy’s Independent Registered Public Accounting Firm Has Issued a Going Concern Opinion.

Due to Wildcap Energy’s operating losses and deficits, the company’s independent registered public accounting firm has raised substantial doubts about the company’s ability to continue as a going concern.  If Wildcap Energy is not able to continue as a going concern, its operations will terminate and any investment in the company will likely become worthless.

Wildcap Energy’s Operating Results May Be Adversely Affected by the Uncertain Geopolitical Environment and Unfavorable Factors Affecting Economic and Market Conditions.

Adverse factors affecting economic conditions worldwide have contributed to a general inconsistency in the power industry and may continue to adversely impact Wildcap Energy’s business, resulting in:

•	reduced demand for electricity as a result of a decrease in spending by customers and potential customers

•	increased price competition for electricity, and

•	higher overhead costs as a percentage of revenues.

Terrorist and military actions may continue to put pressure on economic conditions. If such an attack should occur or if the economic and market conditions could deteriorate as a result of a terrorist attack, Wildcap Energy may experience a material adverse impact on its business, operating results, and financial condition as a consequence of the above factors or otherwise.

Wildcap Energy May Incur Significant Costs to Ensure Compliance with U.S. Corporate Governance and Accounting Requirements.

Wildcap Energy may incur significant costs associated with its public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission.  Wildcap Energy expects all of these applicable rules and regulations to increase its legal and financial compliance costs and to make some activities more time-consuming and costly.  Wildcap Energy also expects that these applicable rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance and the company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for Wildcap Energy to attract and retain qualified individuals to serve on its board of directors or as executive officers.  Wildcap Energy is currently evaluating and monitoring developments with respect to these newly applicable rules, and it cannot predict or estimate the amount of additional costs the company may incur or the timing of such costs.

University of Arizona Patent Rights May Not Be Protected.

Patent rights are presently limited to a single patent application pending in the U.S., and Canada, no patents have been granted to date. While Wildcap energy believes the patent rights licensed from the University of the Arizona will provide Wildcap Energy with a substantial competitive advantage, there can be no assurance that the patent rights will prove effective against similar technologies developed by competitors.  Reasonable minds, including those of judges and juries, often disagree with respect to the validity and scope of patent rights.  At this time, Wildcap Energy is not aware of any challenges to the validity or scope of the University’s patents applications, but future challenge is possible and Wildcap Energy provides no guarantees with respect to the outcome of any such challenge.

Risks Related To Equity Credit Line.

Although the equity line agreement between Wildcap Energy and Kodiak Capital LLC remains in effect, the company is not registering any shares under that agreement in this Form S-1 registration statement.  However, Wildcap Energy intends to register such shares in a future Form S-1 registration statement after the company’s common stock commences trading on the Over the Counter Bulletin Board. It should be pointed out that there can be no assurance that Wildcap Energy will be quoted on the Over the Counter Bulletin Board. There can be no assurance that a market maker will agree to file the necessary documentation with the Financial Industry Regulatory Authority (FINRA), which operates the Over the Counter Bulletin Board, nor can there be any assurance that an application for quotation will be approved. In the event that Wildcap Energy is unable to be listed on the Over the Counter Bulletin Board, then Wildcap Energy will be unable to access funds under the credit line agreement Therefore, the following risk factors relate to the equity line of credit.

One of the conditions that must be satisfied in order for Kodiak Capital to be obligated to purchase shares in Wildcap Energy is that the company’s common stock must be quoted on a principal market, in this case is the Over the Counter Bulletin Board.  There can be no assurance that Wildcap Energy will be quoted on the Over the Counter Bulletin Board.  In the event that Wildcap Energy is unable to be quoted on the Over the Counter Bulletin Board, then Wildcap Energy will be unable to access funds under the Kodiak Capital equity line agreement.

When and if the Wildcap Energy’s common stock is quoted on the Over the Counter Bulletin Board will be dependent on meeting the requirement established by Financial Industry Regulatory Authority (“FINRA”).  The FINRA requirement for quotation on the Over the Counter Bulletin Board is the submission of a Form 211 to FINRA by a market maker, which form sets forth in the information required under Rule 15c2-11 under the Securities Exchange Act of 1934.  Although Wildcap Energy is of the opinion that it will meet this requirement, there is the risk that FINRA could take the position that the company does not meet the standards of that rule or FINRA could impose new requirements.  In such event, this could preclude the company from obtaining such approval for quotation on the Over the Counter Bulletin Board.  In that event, the company would be unable to obtain monies from the Kodiak Capital equity line of credit.  If this situation occurs, there is no guarantee that Wildcap Energy will be able to secure other financing to replace the Kodiak Capital equity line of credit.

Kodiak may continually select the put option based upon the 200% of Wildcap Energy’s average daily trading volume and accordingly Wildcap Energy may receive significantly less than the $7.5 million from Kodiak Capital.

According to the provisions of the Kodiak Capital investment agreement, the amount that Wildcap Energy will be entitled to put to the investor will be equal to, at the investor's election, either 200% of the average daily volume (U.S. market only) of the common stock for the three trading days prior to the applicable put notice date, multiplied by the average of the three daily closing bid prices immediately preceding the put date, or $1,000,000.  Since it is the Kodiak Capital’s option to accept either the first or second put option, it is possible that Wildcap Energy will not be able to secure the entire $7,500,000 million during the 36 month term of the investment agreement.  This could occur if Kodiak Capital continually selects the first option because the calculation of option is significantly less than the second option.  If Wildcap Energy is unable to secure the entire financing during the 36 month period, there is no guarantee that Wildcap Energy  will be able to secure other financing which would make up for the short-fall

Assuming Wildcap Energy Utilizes the Maximum Amount Available Under the Equity Line of Credit, Existing Stockholders Could Experience Substantial Dilution Upon the Issuance of Common Stock.

Wildcap Energy’s equity line of credit with Kodiak Capital contemplates the potential future issuance and sale of up to $7,500,000 of common stock to Kodiak Capital, subject to certain restrictions and obligations.  The following table is an example of the number of shares that could be issued at various prices assuming the company utilizes the maximum amount remaining available under the equity line of credit:

Price Per Share (1)	No of Shares Issuable (2)	Shares Outstanding After Issuance (3)	Percent of Shares Outstanding (4)
$0.75	10,000,000	20,630,000	48.47%
$1.00	7,500,000	18,130,000	41.37%
$1.50	5,000,000	15,630,000	31.40%

(1)  Represents  95% of the volume weighted price per share.

(2)  Represents the number of shares issuable if the entire commitment of $7,500,000 under the Equity Line of Credit were drawn down at the indicated purchase prices.

(3)  Based on 10,630,000 shares of common stock outstanding as of July 13, 2011.
(4)  Percentage of the total outstanding shares of common stock after the issuance of the shares indicated, without considering any contractual restriction on the number of shares the selling stockholder may own at any point in time or other restrictions on the number of shares the company may issue.

A Decline in the Price of Wildcap Energy’s Common Stock Will Require the Company to Issue a Significantly Larger Number of Shares of Its Common Stock.

The number of shares that Kodiak Capital will receive under its agreement with Wildcap Energy is calculated based upon the market price of the company’s common stock prevailing at the time of each “put.”  The lower the market price, the greater the number of shares issuable under the agreement. Upon issuance of the shares, to the extent that Kodiak Capital will attempt to sell the shares into the market, these sales may further reduce the market price of Wildcap Energy’s common stock. This in turn will increase the number of shares issuable under the agreement. This may lead to an escalation of lower market prices and ever-greater numbers of shares to be issued. A larger number of shares issuable at a discount to continuously declining stock price will expose the company’s stockholders to greater dilution and a reduction of the value of their investment.

Short Sales of Wildcap Energy’s Common Stock Could Result in Further Price Declines.

The sale of Wildcap Energy common stock under the Kodiak Capital agreement could encourage short sales by third parties, which could contribute to the future decline of the stock price and materially dilute existing stockholders’ equity and voting rights.  This is particularly the case if the shares being placed into the market exceed the market's ability to absorb the increased number of shares of stock or if Wildcap Energy has not performed in such a manner to show that the equity funds raised will be used by the company to grow.  Such an event could place further downward pressure on the price of the common stock.  Even if Wildcap Energy uses the proceeds under the equity line of credit to increase its revenues and/or invest in assets, which are materially beneficial to the company, the opportunity exists for short sellers and others to contribute to the future decline of the company’s common stock price.  If there are significant short sales of the stock, the price decline that would result from this activity will cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for the stock, Wildcap Energy common stock price will decline. If this occurs, the number of shares of  common stock that is issuable pursuant to the Investment Agreement will increase, which will materially dilute existing stockholders’ equity and voting rights.

Kodiak Capital Will Pay Less Than the Then-Prevailing Market Price for Wildcap Energy’s Common Stock.

The common stock to be issued to Kodiak Capital pursuant to the Investment Agreement will be purchased at a five percent discount to the lowest closing “best bid” price (the highest posted bid price) of the common stock during the five consecutive trading days immediately following the date of Wildcap Energy’s notice to Kodiak Capital of its election to put shares pursuant to the Investment Agreement.  Kodiak Capital has a financial incentive to sell Wildcap Energy common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price.  If Kodiak Capital sells the shares, the price of the common stock could decrease.  If the stock price decreases, Kodiak Capital may have a further incentive to sell the shares of Wildcap Energy common stock that it holds.

There May Not Be Sufficient Trading Volume in Wildcap Energy’s Common Stock to Permit Wildcap Energy to Generate Adequate Funds from the Exercise of a Put.

The Investment Agreement provides that the dollar value that Wildcap Energy will be permitted to put to Kodiak Capital will be either:

•
200 percent of the average daily volume (U.S. market only) of Wildcap Energy’s common stock for the three Trading Days prior to the applicable Put Notice Date, multiplied by the average of the three daily closing prices immediately preceding the Put Date; or

•	$1,000,000.

If the average daily trading volume in Wildcap Energy common stock is too low, it is possible that the company would only be permitted to exercise a put for $1,000,000, which may not provide adequate funding for planned operations.

Risks Related To Common Stock

The Market Price for Wildcap Energy’s Common Stock May Be Particularly Volatile Given Its Status as a Relatively Unknown Company with a Small and Thinly Traded Public Float, Limited Operating History and Lack of Revenues, Which Could Lead to Wide Fluctuations in the Company’s  Share Price; the Price at Which You Purchase Wildcap Energy’s Common Stock May Not Be Indicative of the Price That Will Prevail in the Trading Market.

The market for Wildcap Energy’s common stock may be characterized by significant price volatility when compared to seasoned issuers, and the company expects that the share price will continue to be more volatile than a seasoned issuer for the indefinite future.   The volatility in the share price may be attributable to a number of factors.  First, the shares of common stock are likely to be sporadically and/or thinly traded.  As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by stockholders may disproportionately influence the price of those shares in either direction.  The price for the shares could, for example, decline precipitously in the event that a large number of shares of common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price.

Secondly, Wildcap Energy is a speculative or “risky” investment due to its limited operating history and lack of profits to date, and uncertainty of future market acceptance for its products.  As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

As a consequence, there may be periods of several days or more when trading activity in the shares is minimal or non-existent, as compared to a mature issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  It is possible that a broader or more active public trading market for Wildcap Energy common stock will not develop or be sustained.

You May Be Unable to Sell Your Common Stock at or Above Your Purchase Price, Which May Result in Substantial Losses to You.

The following factors may add to the volatility in the price of Wildcap Energy common stock: actual or anticipated variations in quarterly or annual operating results; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; the company’s capital commitments; and additions or departures of its key personnel.  Many of these factors are beyond Wildcap Energy’s control and may decrease the market price of the common stock, regardless of operating performance.  Wildcap Energy cannot make any predictions or projections as to what the prevailing market price for the common stock will be at any time, including as to whether the common stock will sustain its price or as to what effect that the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Shares Eligible for Future Sale by Current Stockholders May Adversely Affect the Common Stock Price.

The sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered.  In addition, sales of substantial amounts of common stock, including shares issued under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of Wildcap Energy’s common stock and could impair its ability to raise capital at that time through the sale of its securities.

Wildcap Energy’s Issuance of Common Stock in Exchange for Services or to Repay Debt Would Dilute Your Proportionate Ownership and Voting Rights, and Could Have a Negative Impact on the Market Price of Its Common Stock.

Wildcap Energy’s board of directors may issue shares of common stock to pay for debt or services, without further approval by its stockholders based upon such factors as the board of directors may deem relevant at that time.  It is likely that the company will issue securities to pay for services and reduce debt in the future.  It is possible that Wildcap Energy will issue additional shares of common stock under circumstances the company may deem appropriate at the time.

Wildcap Energy Will Need to Raise Additional Capital; If The Company is Unable to Raise Necessary Additional Capital, Its Business May Fail or its Operating Results and the Stock Price May Be Materially Adversely Affected.

To secure additional needed financing, Wildcap Energy may need to borrow money or sell more securities, which may reduce the value of its outstanding common stock.  Selling additional stock, either privately or publicly, would dilute the equity interests of the company’s stockholders.  In addition, if the company raises additional funds by issuing equity securities, the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and the voting power of shares of its common stock.  If Wildcap Energy raises additional funds by issuing debt securities, the holders of these debt securities may have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for the company.

An Active Trading Market in Wildcap Energy Common Stock Shares May Not Develop.

Although Wildcap Energy’s shares of common stock are intended to be quoted for sale on the Over the Counter Bulletin Board, an active trading market in its shares may not develop at that time.  Factors such as those discussed in this section may have a significant impact upon the market price of the shares of common stock.  Many brokerage firms may not be willing to participate in transactions in a security if a low price develops in the trading of the security.  Even if a purchaser finds a broker willing to effect a transaction in Wildcap Energy’s common stock, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price.  Further, many lending institutions will not permit the use of Wildcap Energy’s securities as collateral for any loans.

If Wildcap Energy Fails to Remain Current in Its Reporting Requirements, It Could Be Removed from the Over The Counter Bulletin Board, Which Could Limit the Ability of Stockholders to Sell Their Shares in the Secondary Market.

Companies trading on the Over the Counter Bulletin Board must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, and must be current in their reports under Section 13 of this act, in order to maintain price quotation privileges on the Over the Counter Bulletin Board.  If Wildcap Energy fails to remain current in its reporting requirements, it could be removed from that market.  As a result, the market liquidity for its shares of common stock could be adversely affected by limiting the ability of stockholders to sell their shares in the secondary market.  The company intends to file a Form 8-A registration statement as soon as possible after the effectiveness of this Form S-1 registration statement in order to register company shares of common stock under Section 12 of the Securities Exchange Act of 1934.

Wildcap Energy‘s Common Stock is Subject to the “Penny Stock” Rules of the Securities and Exchange Commission, and the Trading Market in the Company’s Common Stock May Be Limited, Which Will Make Transactions in the Company’s Common Stock Cumbersome and May Reduce the Investment Value of the Stock.

Wildcap Energy’s shares of common stock are “penny stocks” because they are not be registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Exchange Act.  For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules.  This may make it more difficult for investors to dispose of company common stock and cause a decline in the market value of the stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Market for Penny Stocks Has Suffered in Recent Years from Patterns of Fraud and Abuse.

Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

•	excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

•
the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Wildcap Energy’s management is aware of the abuses that have occurred historically in the penny stock market.  Although the company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to its shares of common stock.  The occurrence of these patterns or practices could increase the volatility of the company’s share price.

State Securities Laws May Affect the Ability of Selling Stockholder to Sell Shares of Common Stock.

State securities laws regulate the sale of securities in each state in which a selling stockholder is resident.  Wildcap Energy believes that there are exemptions from registration for the sale of shares of common stock by the selling stockholders, and future holders (including those who purchase shares from the selling stockholders), on an unsolicited basis through broker/dealers.  Therefore, it is not Wildcap Energy’s present intention to apply to have its securities registered in any state.  However, if any of these states takes the position that such exemption from registration is not available for such sales, then those selling stockholders and future holders would not be able to sell their shares of common stock without additional registration requirements being met by the company.  In such event, this could affect the price of the company’s common stock since there would be fewer shares available for sale on the open market.

A Single Shareholder Owns a Voting Control of Wildcap Energy.

Following this offering, assuming all of the shares of common stock are sold, there will be outstanding voting securities in the amount of 10,630,000 of which 10,000,000 will be held by SUTI Holdings, LP (94.07%), an underwriter.  Therefore, this firm will effectively be able to control the company and the election of directors and the results of other matters submitted to a vote of the stockholders.

USE OF PROCEEDS

This prospectus relates to shares of Wildcap Energy’s common stock that may be offered and sold from time to time by the selling stockholders.  Wildcap Energy will not receive any proceeds from the sale of common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

On behalf of the selling stockholders, Wildcap Energy has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of its common stock as described in this prospectus.

Wildcap Energy will use its reasonable efforts to keep the registration statement effective and update the prospectus until the securities owned by the selling stockholders have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act of 1933.  Wildcap Energy will pay the costs and fees of registering the shares, but the selling security holders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The registration statement that Wildcap Energy has filed with the Securities and Exchange Commission, of which this prospectus forms a part, covers the resale of its common stock by the selling stockholders from time to under Rule 415 under the Securities Act of 1933.  The filing of this registration statement was for the intention of providing those stockholders with additional liquidity with respect to their ownership of shares of common stock.

The selling stockholders may offer the company’s common stock covered under this prospectus for resale from time to time. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of the common stock in transactions exempt from the registration requirements of the Securities Act of 1933.

The table below presents information as of July 13, 2011 regarding the selling stockholders and the shares of common stock that the selling stockholders may offer and sell from time to time under this prospectus. The table is prepared based on information Wildcap Energy is able to secure from company records.  Although the company has assumed, for purposes of the table below, that the selling stockholders will sell all of the securities offered by this prospectus, because they may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling stockholders.  Information covering the selling stockholders may change from time to time, and changed information will be presented in a supplement to this prospectus or an amendment to the registration statement if and when required.  There are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

Beneficial Ownership of Common Shares Prior to this Offering			Number of Shares to be Sold Under this Prospectus	Beneficial Ownership of Common Shares after this Offering

Selling Stockholder (1)	Number of Shares	Percent of Class (2)		Number of Shares (3)	Percent of Class
SUTI Holdings LP	10,000,000	94.07%	50,000	9,950,000	100.00%
Homer Fairfield	60,000	*	60,000	0	0
Charles Horan	60,000	*	60,000	0	0
Harry Duvall	50,000	*	50,000	0	0
Lee Eyrich	40,000	*	40,000	0	0
Eugene Viafora and Angela O’Brien	40,000	*	40,000	0	0
Paul Watkins	40,000	*	40,000	0	0
Keith Barker	30,000	*	30,000	0	0
R. Barker	20,000	*	20,000	0	0
Roger Holbrook	20,000	*	20,000	0	0
Terry and Carol Lewis	20,000	*	20,000	0	0
John Mastel	20,000	*	20,000	0	0
Drake Moser	20,000	*	20,000	0	0
John O’Connor	20,000	*	20,000	0	0
James and Jeanie Stein	20,000	*	20,000	0	0
Donald Whalen	20,000	*	20,000	0	0
Richard Aerni	10,000	*	10,000	0	0
Victoria Barker	10,000	*	10,000	0	0
Oliver Bivens	10,000	*	10,000	0	0
Michael Caley	10,000	*	10,000	0	0
Charles Caradine	10,000	*	10,000	0	0
Stanton Gordon	10,000	*	10,000	0	0
Merrill and Sandra Law	10,000	*	10,000	0	0
Gary Moffett	10,000	*	10,000	0	0
Keith Olson	10,000	*	10,000	0	0
Julie Ponchot and Lisa Derrig	10,000	*	10,000	0	0
Patrick Sheehan	10,000	*	10,000	0	0
Jimmie Stewart	10,000	*	10,000	0	0
Charles Whitlock	10,000	*	10,000	0	0
William and Carol Whitlock	10,000	*	10,000	0	0
Walter and Ruth Wornardt	10,000	*	10,000	0	0

Total:	10,630,000	100%	680,000	9,950,000	100.00%

*  Less than one percent.

(1)  None of the selling stockholders are broker/dealers or affiliates of the company, except for SUTI Holdings LP, which is an affiliate of the company.  In such status, SUTI Holdings LP is an underwriter.

(2)  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable under the Investment Agreement is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.  All of the selling stockholders, except for SUTI Holdings LP, are unaffiliated third parties.

(3)  Wildcap Energy has assumed the sale of all of the common shares offered under this prospectus will be sold.  However, as the selling stockholder can offer all, some or none of its common stock, no definitive estimate can be given as to the number of shares that the selling stockholder will offer or sell under this prospectus.

(4) SUTI Holdings LP is a California limited partnership.  The general partner of this partnership is Select University Technologies, Inc.  Select University Technologies, Inc has voting control in all matters involving SUTI Holdings LP.  The board of directors of Select University Technologies, Inc. is comprised of: Robert Hovee, Fred Rogers, Burt Trentham, Malcolm Lennie, and Carl Wootten.  These board members have voting and investment control over Select University Technologies, Inc investment in SUTI Holdings LP.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will be at the fixed price of $1.00 per share until the company’s common stock are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers.  Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.  Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk.  It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders.  The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Wildcap Energy is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.  The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other such person.  In the event that the selling stockholder is deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholder will not be permitted to engage in short sales of common stock.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  In regards to short sells, the selling stockholder is contractually restricted from engaging in short sells.  In addition, if a such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of Wildcap Energy’s common stock. All of these limitations may affect the marketability of the shares.

Wildcap Energy has agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholder or its pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

If a selling stockholder notifies Wildcap Energy that he or she has a material arrangement with a broker-dealer for the resale of the common stock, then the company would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General Description.

The securities being offered are shares of common stock.  The authorized capital of Wildcap Energy consists of 100,000,000 shares of common stock, $0.001 par value per share.  The holders of common stock:

•	have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the board of directors of Wildcap Energy;

•	are entitled to share ratably in all of the assets of Wildcap Energy available for distribution upon winding up of the affairs of Wildcap Energy; and

•	are entitled to one cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

The  shares of common stock do not have any of the following rights:

•	special voting rights;

•	preference as to dividends or interest;

•	preemptive rights to purchase in new issues of shares;

•	preference upon liquidation; or

•	any other special rights or preferences.

In addition, the shares are not convertible into any other security.  There are no restrictions on dividends under any loan other financing arrangements or otherwise.  Wildcap Energy does not have any preferred stock authorized under its current articles of incorporation, as amended.

INTEREST OF NAMED EXPERTS AND COUNSEL

No named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in Wildcap Energy, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company.

DESCRIPTION OF BUSINESS

The following diagram shows the relationship of the various parties discussed below, including Wildcap Energy:

Business Development.

The company was incorporated in the State of Nevada on June 18, 2007 as WildCap Energy Storage Devices, Inc.  On July 29, 20010, the company filed a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State to change the name of the company to Wildcap Energy Inc.  The company was qualified as a foreign corporation in the State of California on January 18, 2010.

Select University Technologies, Inc., the general partner of SUTI Holdings LP, is in the business of finding break-through technologies with a commercialization need.  Such was the case with the University of Arizona’s vertical axis wind turbine technology. Select University Technologies, Inc. formed Wildcap Energy for that purpose.  From Wildcap Energy’s formation on June 18, 2007, the company was involved in the following activities: (a) efforts to determine how best to finance not only the initial technology license fee but also the monies associated with the financing the growth of the business; (b) efforts were directed at finding source(s) that could provide short-term as well as long-term financing for the business; and (c) negotiations with the University of Arizona for the purpose of entering into a license agreement for the vertical axis wind turbine technology.  Until the private placement monies were raised and the Form S-1 registration statement was filed, Wildcap Energy did not aggressively pursue the license negotiations.  Wildcap Energy then entered into negotiations with SUTIMCo, which is a wholly owned subsidiary of SUTI Holdings LP, to provide needed personnel and services to start developing the technology.

Industry Overview.

In today’s society, wind power and alternative energy are becoming a fast growing force along with the “Go Green” attitude.  Renewable energy is produced using resources that are naturally replenished, such as wind, sunlight, geothermal heat, tides and biofuels. Technologies that produce energy from these renewable sources (other than biofuels) are often referred to as “clean” or “green” as they produce few, if any, pollutants that negatively impact the environment. Comparatively, fossil fuels such as coal, natural gas and oil are exhaustible and release greenhouse gases such as carbon dioxide or other pollutants into the atmosphere during energy production. As a result of increased environmental awareness, the deployment of renewable energy technologies has grown rapidly during the past several years.

Wind energy is the fastest-growing renewable energy generation technology worldwide due to its cost efficiency, technological maturity and the wide availability of wind resources. It has been suggested that wind power has the greatest potential among all renewable energy technologies for further growth in North America.  Although the United States and Canada have hydroelectric and geothermal resources, many potential hydroelectric sites have already been developed and geothermal production is confined by geographical limitations to only certain areas.  In contrast, the available untapped wind resources across North America remains vast. Additionally, other renewable energy technologies, such as solar power, are currently less economically attractive than wind energy, and others, such as biofuels, emit particulates which have a greater negative impact on the environment than wind energy.

Wildcap Energy has reviewed the various websites and authoritative publication on wind turbine technology to ensure that the company had all relevant information on the subject matter in this section.  All of the wind turbine technology data that Wildcap Energy reviewed is available to the general public.  As such, there was no need for Wildcap Energy to pay for any compilation of the data.  Nor was there a need for Wildcap Energy to secure any consent related to the use of the wind turbine literature.

Wind Energy Fundamentals.

The term “wind energy” refers to the process used to generate electricity through wind turbines. The turbines convert wind’s kinetic energy into electrical power by capturing it with a three-blade rotor mounted on a nacelle that houses a gearbox and generator. When the wind blows, the combination of the lift and drag of the air pressure on the blades spins the blades and rotor, which turns a shaft through the gearbox and generator to create electricity.

Wind turbines are typically grouped together in what are often referred to as “wind parks.” Electricity from each wind turbine travels down a cable inside its tower to a collection point in the wind park and is then transmitted to a substation for voltage step-up and delivery into the electric utility transmission network, or “grid.” Today’s wind turbines can efficiently generate electricity when the wind speed is between 11 and 55 miles per hour.

A key factor in the success of any wind park is the profile and predictability of the wind resources at the site. Extensive studies of historical weather and wind patterns have been performed across North America and many resources, in the forms of charts, graphs and maps, are available to wind energy developers. The most attractive wind park sites offer a combination of land accessibility, power transmission, proximity to construction resources and strong and dependable winds.

When wind energy developers identify promising sites, they perform detailed studies to provide greater certainty with respect to the long-term wind characteristics at the site and to identify the most effective turbine strategy. The long-term annual output of a wind park is assessed through the use of on-site wind data, publicly available reference data and sophisticated software. Wind speeds are estimated in great detail for specific months, days or even hours, and are then correlated to turbine manufacturers’ specifications to identify the most efficient turbine for the site. Additional calculations and adjustments for turbine availability (which is principally affected by planned and unplanned maintenance events), wake effects (wind depletion caused by turbines sited upwind), blade soiling and icing and other factors are made to arrive at an estimate of net expected annual kilowatt hour electricity production at the site.

Growth in Wind Energy.

The growth in wind energy will likely continue due to a number of key factors, including:

•	increases in electricity demand coupled with the rising cost of fossil fuels used for conventional energy generation resulting in increases in electricity prices;

•	heightened environmental concerns, creating legislative and popular support to reduce carbon dioxide and other greenhouse gases;

•	regulatory mandates as well as government tax incentives;

•	improvements in wind energy technology;

•	increasing obstacles for the construction of conventional fuel plants; and

•	abundant wind resources in attractive energy markets.

Wind energy, which has no fuel costs, has become much more competitive by comparison to traditional electricity generation sources, and has grown dramatically relative to other non-hydroelectric renewable sources (including biofuels, geothermal and solar) in recent years.  Wind energy also offers an attractive method of managing commodity price risk while maintaining strict environmental standards, as it provides a stable, affordable hedge against the risk of increases in the price of coal, natural gas and other fuels over time. Increasing the use of wind energy also has the implied benefit of lowering overall demand for natural gas, particularly during winter peak demand.

Concerns over the recent volatility in fuel prices, coupled with the significant dependence on fossil fuels, has been and will continue to be a factor in the political and social movement towards greater use of clean energy.

Electricity generation from wind turbines is an established energy sector undergoing rapid growth in the U.S. and worldwide.

The majority of the installed wind turbines are a horizontal axis design, resembling an adaptation of the propeller.  Although horizontal axis wind turbines are well established, they are complex and costly to transport and install and are prone to loss of efficiency at increasing wind velocities.

Heightened Environmental Concerns, Creating Legislative and Popular Support to Reduce Carbon Dioxide and Other Greenhouse Gases.

The growing concern over global warming caused by greenhouse gas emissions has also contributed to the growth in the wind energy industry.  The importance of reducing greenhouse gases has been recognized by the international community, as demonstrated by the signing and ratification of the Kyoto Protocol, which requires reductions in greenhouse gases by the 177 (as of March 2008) signatory nations (not including the United States).  Substituting wind energy for traditional fossil fuel-fired generation would help reduce CO2 emissions due to the environmentally friendly attributes of wind energy.

Environmental legislation and regulations provide additional incentives for the development of wind energy by increasing the marginal cost of energy generated through fossil-fuel technologies. Such legislation and regulations have been designed to, for example, reduce ozone concentrations, particulate emissions, haze and mercury emissions and can require conventional energy generators to make significant expenditures, implement pollution control measures or purchase emissions credits to meet compliance requirements. These measures have increased fossil fuel-fired generators’ capital and operating costs and put upward pressure on the market price of energy. Because wind energy producers are price takers in energy markets, these legislative measures effectively serve to make the return on wind energy more attractive relative to other sources of generation.

It is anticipated that there is significant support to enact legislation that will attempt to reduce the amount of carbon produced by electrical generators. Although the ultimate form of legislation is still being debated, the two most likely alternatives are (i) a direct emissions tax or (ii) a cap-and-trade regime.  Wildcap Energy believes either of these alternatives would likely result in higher overall power prices, as the marginal cost of electricity.

Improvements in Wind Energy Technology.

Wind turbine technology has improved considerably in recent years with significant increases in capacity and efficiency. Multiple types and sizes of turbines are now available to suit a wide range of wind resource characteristics and landscapes. Modern wind turbines are capable of generating electricity for 20 to 30 years.

Increasing Obstacles for the Construction of Conventional Fuel Plants.

In addition to the impediments presented by the extensive and growing environmental legislation, new power plants that use conventional fuels, such as coal and nuclear technologies, face a difficult, lengthy and expensive permitting process. Furthermore, increasing opposition from public environmental groups towards coal-fired power plants, coupled with rising construction costs, contributed to the cancellation of many planned coal plants in 2007. Traditional energy developers and utilities are likely to face permitting and restricted supply issues in the future. As a result, alternative energy sources such as wind will need to be developed to meet increasing electricity demand and will be able to capitalize on the resulting higher energy prices.

Abundant Wind Resources in Attractive Energy Markets

The potential for future growth in the North American wind energy market is supported by the large land area available for turbine installations and the availability of significant wind resources.

Wind energy project revenues are highly dependent on suitable wind and associated weather conditions.

The energy and revenues generated at a wind energy project are highly dependent on climatic conditions, particularly wind conditions, which are variable and difficult to predict. Turbines will only operate within certain wind speed ranges that vary by turbine model and manufacturer, and there is no assurance that the wind resource at any given project site will fall within such specifications.  Even after undertaking studies to determine the feasibility of a project, actual climatic conditions at a project site, particularly wind conditions, may not conform to the findings of these wind studies, and, therefore, wind energy projects may not meet anticipated production levels, which could adversely affect forecasts.  In addition, global climate change could change existing wind patterns; such effects are impossible to predict.

Tornados, lightning strikes, floods, severe storms, wildfires or other exceptional weather conditions or natural disasters could damage wind energy projects and related facilities and decrease production levels. These events could have a material adverse effect on the operations of any wind farm.

Environmental Regulation

Wind park development activities play a key role in the sale of wind turbines.  Wind park development activities are subject to various government environmental laws and regulations, primarily including environmental impact review requirements and regulations governing the discharge of fill materials into protected wetlands. The impact of these laws and regulations on the development, construction and operation of wind parks is site specific and varies depending upon the location and design of the wind park and the relevant regulations.   Potential regulation may require an evaluation on the potential environmental impacts caused by wind parks, including assessments of visual and noise impacts, effects on wildlife (primarily birds and bats) and impacts to historical and cultural resources, and to implement measures to mitigate those impacts to the extent practicable. Additional regulation may be imposed with respect to the operations of the wind parks by setting limits on the use of local roads, setback requirements and noise standards. Failure to comply with these requirements or with other regulatory standards may result in the denial of required permits that are required for construction or operation or become subject to regulatory enforcement actions.  Legal challenges or enforcement actions, even if ultimately defeated, can result in substantial delays in the completion of a wind park and may have a material adverse effect on business, results of operations and financial condition.

Wind parks need to be designed to have minimal operational impact on the environment. Operation of a wind park does not produce significant wastes, generate air emissions or result in wastewater discharges. While most of the environmental regulatory obligations arise during or prior to the construction stage for some wind parks, significant environmental obligations may still exist even after construction is complete.   For example, wind parks may be required to monitor impacts on avian species and to adopt mitigating measures if substantial impacts are determined. In most cases, the precise nature of this potential mitigation is not specified in the wind parks’ permits.   Wind parks may also be required to mitigate for damage to or loss of wetland areas which, in some instances, may not be completed for several years after the wind park is constructed.

Management believes that there is tremendous opportunity in entering the renewable energy field.  However, any undertaking of this kind will require an infusion of capital and/or a strategic partner

Business of Wildcap Energy.

Wildcap Energy’s business strategy is to pursue opportunities in the alternative energy field with a particular emphasis on wind turbines.  The company intends to develop a vertical axis wind turbine.  Wildcap Energy’s products enable an advanced approach and solution to an industry-wide problem endemic to horizontal axis wind turbines, namely how to maintain turbine efficiency over a broad spectrum of shifting wind directions and velocities.  For the wind turbine industry, the management believes the patent pending technology makes possible increased performance of wind turbines, that based on their vertical axis and placement of key components are less complex and less costly to transport and install, and operate with improved overall efficiency and reduced environmental impact.

Key Provisions of the Option Agreement:

On January 8, 2010, Wildcap Energy executed an option agreement with the Board of Regents of the University of Arizona. The technology underlying the option agreement is anticipated to commercialize a patent pending vertical axis wind turbine technology that is property of  the University. The option agreement provided Wildcap Energy with the opportunity to negotiate and execute a license to the University’s technology.  Wildcap Energy was granted an initial option for a three-month period of time. The final option period ended on January 7, 2011.

Key provisions of the License Agreement that Became Effective on March 2, 2011:

The following are the key provisions of the license agreement:

•
The University of Arizona grants to Wildcap Energy the worldwide right to exploit all of the University’s technical information and know-how relating to the licensed technology, as disclosed to Wildcap Energy in tangible form in the course of the University’s performance under the license agreement or otherwise disclosed by the University personnel acting as consultants to or otherwise engaged by Wildcap Energy during the term of the license, within the onshore field of electricity generation by wind turbines on an exclusive basis and within the onshore field of electricity generation by wind turbines on a non-exclusive basis.

•
The foregoing grant of rights includes the right to exploit the University’s patent rights in the licensed technology wherever these rights may exist throughout the world [meaning “wherever patent applications have been filed and are pending and wherever patents have issued and remain in force”] within the onshore field of electricity generation by wind turbines on an exclusive basis and within the onshore field of electricity generation by wind turbines on a non-exclusive basis.

•
To the extent not otherwise obligated to any third parties, the University also grants to Wildcap Energy an option on any future University inventions relating to vertical axis wind turbines which are made with five years following the effective date of the license agreement, provided at least one inventor of the subject invention is also an inventor of a previous invention disclosed in a patent application included in the patent rights licensed to Wildcap Energy under the agreement.   The option is exercisable during the ninety day period immediately following Wildcap Energy’s receipt of a written invention disclosure notice and will require, with respect to each related non-provisional patent application to be included within the patent rights licensed to Wildcap Energy by amendment to the license, the payment of a license amendment fee equal to $5,000 unless the subject invention is made by a new inventor, in which case the applicable license amendment fee will be equal to $15,000.

•	The University also grants to Wildcap Energy the right to issue to third parties sublicenses in the onshore field of electricity generation by wind turbines.

•	In Sections 2.1 and 2.2 of the license agreement, Wildcap Energy has a non-exclusive right to exploit the patent rights and technology for the offshore generation of electricity by wind turbines.

•	The University retains all other rights in the patents and technical information not expressly granted under the license.

•
Wildcap Energy agrees to sponsor research at the University to further develop and test the practical application of the patent rights.  While the scope of the research projects has yet to be defined, the research is expected to focus exclusively on one or more aspects of a vertical axis wind turbine with sweeping jets embedded in the air foils.  There are two phases to the sponsored research project.

•
In Phase I, Wildcap Energy agrees to commit $100,000 to a mutually agreed upon sponsored research project. Phase 1 will commence no later than August 22, 2011, subject to availability of University personnel.   Phase I will run for one year.  In the event that Wildcap Energy is unable to secure funding to meet the $100,000 commitment related to Phase 1, this could give rise to a contractual breach of contract claim that could result in the termination of the license agreement.

•
Phase II commences when and if Wildcap Energy raises capital in excess of $2.5 million. If Wildcap Energy is successful and raises capital in excess of $2.5 million, then Wildcap Energy agrees to commit at least 2.5% of all capital raised over and above the first $2.5 million raised. The maximum amount that Wildcap Energy will commit to Phase II is $100,000. There is no specific start date since funding is dependent upon Wildcap Energy raising capital in excess of $2.5 million.

•
Phase I and Phase II will each be payable as follows: $15,000 will be payable in month one of the project, $15,000 will be payable in month two of the project, and the balance will be payable in ten equal monthly installments of $7,000.

•
The funding for Phase I and Phase II of the sponsored research at the University will come from the monies obtained from the Kodiak Capital equity line of credit. This source of money is currently unavailable.  In the event that Wildcap Energy is unable to secure funding from this equity line of credit, Wildcap Energy will have to investigate other sources of funding that could be used to pay for the sponsored research.  In the event that Wildcap Energy is unable to secure funding from either Kodiak or an alternative sources of funding, this failure could give rise to a contractual breach of contract that could result in the termination of the license agreement as well as a claim for liquidated damages, if any.

•	In connection with the license agreement, Wildcap Energy issued to the University of Arizona a common stock purchase warrant. The major provisions of the warrant are as follows:

•	Wildcap Energy issued to the University a common stock purchase warrant to purchase 1,179,799 shares of Wildcap Energy common stock. The exercise price for the warrant is $0.125 per share.

•
At the date of issuance, the 1,179,799 warrant shares provide the University with a 9.99% beneficial ownership in the total shares of Wildcap Energy common stock outstanding plus the warrant shares (1,179,799+ 10,630,000= 11,809,799)

•
The warrant contains an anti-dilution provision that states that until Wildcap Energy has received an aggregate of $4,000,000 in consideration for the issuance of additional shares of Wildcap Energy’s common stock, then the number of warrant shares will be increased so that the number of warrant shares shall be equal to 9.99% of Wildcap Energy’s common stock outstanding.

•	The warrant will be exercisable, in whole or in part, from time to time, commencing thirty months after the effective date of the warrant and ending on the 12th anniversary of the date of the warrant.

•
The warrant contains a put option which specifies that at any time commencing on the date that is the tenth anniversary of the date of the warrant, or in the event of a capital reorganization, reclassification of stock, sales of assets, merger or consolidation (but excluding mergers and consolidations in which there is no change in control), the University may notify the company in writing that the University desires to have the company repurchase the common stock purchase warrant at a price equal to the aggregate fair market value on the date of notification of the put minus the aggregate exercise price of such warrant shares.

•
In the event that, upon the expiration of the exercise period (time period from effective date of warrant and ending on the 12th anniversary of the effective date), the fair market value of Wildcap Energy’s common stock is greater than the exercise price in effect on such date, then regardless of the failure of University to exercise either the warrant or the put, Wildcap Energy shall automatically repurchase the unexercised warrant shares at a price equal to the aggregate fair market value of the unexercised warrant shares minus the aggregate exercise price of the unexercised warrant shares.

•	Wildcap Energy agrees to pay a one-time non-cancelable license fee of $10,000. Wildcap Energy has paid the license fee to the University of Arizona.

•
Royalties, payable to the University of Arizona, are due on or about February 15th of each calendar year, are to be computed by Wildcap Energy based on the following:

*         1% of net sales covered by a pending patent application;
*         3% of net sales covered by an issued patent; and
*         20% of sublicensing consideration received by Wildcap Energy

Additionally, Wildcap Energy agrees that, regardless of any earned royalties and/or sublicensing consideration, the minimum annual consideration   payable to the University shall be equal to $10,000 for the period between January 1, 2013 and December 31, 2013; $15,000 for the period between January 1, 2014 and December 31, 2014; $20,000 for the period between January 1, 2015 and December 31, 2015; $25,000 for the period between January 1, 2016 and December 31, 2016; $37,500 for the period between January 1, 2017 and December 31, 2017; and $50,000 per year from January 1, 2018 and for each year thereafter.

•
Wildcap Energy agrees to reimburse the University for all patent costs incurred prior to the execution of the license relating to the licensed technology.  Payment will be due according to the following schedule:

•
The first $5,000 will be due within thirty days of the license effective date, the second $5,000 will be due within sixty days of the license effective date, and the remaining balance (which is less than $5,000) will be due within ninety days of the license effective date.  Wildcap Energy has paid patent costs incurred prior to the execution of the license agreement in the amount of $13,780 to the University. There are no unpaid material reimbursement amounts outstanding.

•
Wildcap Energy also agrees to reimburse the University for all patent costs incurred after the execution of the license relating to the licensed technology during the term of the license.  Payments are due and payable within sixty days of receipt of an invoice from the University.

•
In the event of the assignment of the license agreement to an unaffiliated third party (or other transfer by Wildcap Energy) that is not due to either a merger or an acquisition, then Wildcap Energy agrees to pay the University the greater of $100,000 or an amount equivalent to 5% of the total transaction value.  Payment of the monies will be due within thirty days of consummation of the transaction.

•	Wildcap Energy agrees to pay all royalties, sublicensing fees and minimum annual fees annually on or about February 15th of each calendar year.

•
To the maximum extent permitted under applicable law, the University of Arizona has granted Wildcap the right to bring suit in its own name and at its own expense to enforce and if necessary defend the licensed patent rights, provided, however, that if the University of Arizona agrees to bear one half of the legal expense related thereto, the University of Arizona will be entitled to one half of the recoveries obtained in any such suit.

•	The license agreement will remain in full force and effect until the last-to-expire patent rights, unless terminated earlier according to the provisions of the license agreement.

Wildcap Energy has completed its evaluation regarding the commercial utility of the patent rights.  Wildcap Energy’s evaluation of the viability and marketability of the patent rights encompassed interaction between representatives of SUTIMCo and various University of Arizona personnel, including Professor Wygnanski, who were involved in the development of the vertical axis wind turbine technology.

A sweeping jet is a nozzle without any moving parts that generates an oscillating spray when supplied with fluid under pressure.  Active flow control studies the separation of the flow from the surface of aerodynamic bodies and the possible solutions to reduce or control it.  The word “active” indicates that to control the flow an external source of energy is applied.  Active flow control is usually based on suction or blowing devices that modify the pressure and the velocity fields and energize depleted layers of fluid to enhance reattachment or avoid separation or that delay turbulent transition in order to reduce skin friction.

The innovative use of sweeping jets for active flow control on vertical axis wind turbines is disclosed in a pending patent application that was filed on December 5, 2008 by the University of Arizona.  This application is expected to provide a barrier to competition within the United States upon issuance of a patent.  Once the patent is issued, the protection created by patent law will start (17 years).  Until the patent is published, all of the information in the patent application is treated as a trade secret.  Additional intellectual property is expected to arise as development continues, and subsequent applications could result in patent coverage for both the U.S. market and Canada.

Dynamic stall is a non-linear unsteady aerodynamic effect that occurs when aerofoils rapidly change the angle of attack. The rapid change can cause a strong vortex to be shed from the leading edge of the aerofoil, and travel backwards above the wing. The vortex, containing high velocity airflows, briefly increases the lift produced by the wing. As soon as it passes behind the trailing edge, however, the lift reduces dramatically, and the wing is in normal stall.

Dynamic stall is an effect most associated with helicopters and flapping wings. During forward flight, some regions of a helicopter blade may incur flow that reverses (compared to the direction of blade movement), and thus includes rapidly changing angles of attack. Oscillating (flapping) wings, such as those of insects — including, most famously, the bumblebee — may rely almost entirely on dynamic stall for lift production, provided the oscillations are fast compared to the speed of flight, and the angle of the wing changes rapidly compared to airflow direction.

In wind turbines dynamic stall is the result of atmospheric turbulence, wind shears, earth boundary layer, etc. The aerodynamic characteristics are affected to an extent that depends on the frequency of the changes, their amplitude and the point of operation. The most prominent feature of dynamic stall is the shedding large vortices into the wake of the stalled airfoil. The lifetime of major wind turbine components is typically far less than their 20-30 year design lifetime.  Components, such as generators and blades, are frequently subjected to dynamic loading far in excess of their design loads.

A primary source of the excessive fatigue and failure is speculated to be derived from the unsteady aerodynamic operating environment experienced by turbines in the field. Unsteady aerodynamic effects, including dynamic inflow, turbulence, and dynamic stall, provide the driving mechanism for structural failure. Previous investigations have illustrated the structural implications of one of these effects, dynamic stall.  Dynamic stall is a phenomenon that affects airfoils, wings and rotors in unsteady airflows.  It is due to changes, periodic or not, in the inflow conditions and/or angle of attack. In some cases, such helicopter rotors in advancing flight, dynamic stall is intrinsic to their state of operation. In the 1980’s wind turbines started failing after being installed for a short time and the design life was supposed to be over twenty years.  Dynamic stall represents the equivalent of the “sound barrier” encountered by airplanes sixty years ago and is yet to be overcome.

Wildcap 8 Specifications
Performance	Rated power 8KW Rated wind speed 12 m/s Operating range 4 25 m/s Maximum wind speed 75 m/s
Generator Type	Permanent magnet direct drive DC generator
DC Controller	Rated power 16KW
Off Grid Inverter	Input (DC) Rated frequency Overload
Physical parameters Mill size	6m (W) x 6.2m (H) (235” x 245”) Standard tower height 12m (36’)

Grid Connected Inverter	Input (DC) 280580V DC

Wildcap 30 Specifications
Performance	Rated power 30KW Rated wind speed 12 m/s Operating range 4 25 m/s Maximum wind speed 75 m/s
Generator Type	Permanent magnet direct drive DC generator
DC Controller	Rated power 60Kw
Off Grid Inverter	Available on request
Physical parameters Mill size	11m (W) x 10m (H) Standard tower height 20m Gross weight 5000kg [without tower] Gross weight 12000kg [with tower]
Grid Connected Inverter	Input (DC) 200600V DC

Wildcap 250 Specifications
Performance	Rated power 250KW Rated wind speed 12 m/s Operating range 4 25 m/s Maximum wind speed 75 m/s
Generator Type	Permanent magnet direct drive DC generator
DC Controller	Rated power 500 KW
Off Grid Inverter	Available on request
Physical parameters Mill size	13m (W) x 13m (H) (Standard tower height 26m (36’)
Grid Connected Inverter	Output (DC) 280800V DC

The above specifications for the three potential wind turbine products were developed by SUTIMCo.  The product specifications will be refined by SUTIMCo as more information is learned about the wind turbine technology and the market needs.

Vertical axis wind turbine designs have had limited commercial success to date, despite the advantage that they can collect wind from all directions. The classic, lift-based vertical axis wind turbines design originates from the 1920’s and was created by George Darrieus. The Darrieus-type vertical axis wind turbines uses guy cables to keep the turbine erect, which can cause wear and tear of the bottom bearing.

Work done by the University of Arizona for the  Boeing Company on the V-22 Osprey powered model showed that a span wise line of jets pointing downstream and sweeping from side to side can be used to increase lift, reduce drag, delay flow separation, and otherwise control flow over an airfoil.  It has proven to be very difficult to apply active flow control to a helicopter rotor.  But it was while performing this work  that Professor Wygnanski came to realize that this technology would be much easier to apply to a wind turbine.  The airfoil design developed has self-controlled sweeping jet actuators that have no moving parts and can be embedded in the airfoils skin. These sweeping jets generate stream-wise vortices that oscillate like a snake in the direction of the airflow.

During the first two years following license execution, Wildcap Energy anticipates that Professor Wygnanski will conduct mutually agreed upon research projects relating to the advancement of the licensed technology.  Professor Wygnanski may also be asked to provide consultative services to the company on an as-needed basis.

Wildcap Energy’s potential products enable an advanced approach and solution to an industry-wide problem endemic to horizontal axis wind turbines; namely, how to maintain turbine efficiency over a broad spectrum of shifting wind directions and velocities.  For the wind turbine industry, Wildcap Energy believes the patent pending technology makes possible increased performance of wind turbines, that based on their vertical axis and placement of key components are less complex and less costly to transport and install, and operate with improved overall efficiency and reduced environmental impact.

Comparison between the horizontal axis wind turbines and the vertical axis wind turbines:

Horizontal Axis Wind Turbines
Advantages	Disadvantages
•  Are exposed to the slightly higher wind speeds that occur at these elevations

•  Require less ground area since they usually use free standing towers

•  Have constant aerodynamic loading with constant angle of attack

•  Require drive train be placed atop a tower

•  Require heavier towers – drive train located at tower top

•  Require expensive and troublesome yaw drive systems

•  Maintenance carried out high above ground often using expensive cranes

•  Cantilevers used extensively:
       high bending moments on blades
       high overturning moments on foundation

•  Blade tips and drive train noise may propagate due to high tower heights

Vertical Axis Wind Turbines
Advantages	Disadvantages
•  Omni directional

•  Have drive train at ground level:
       Easier to operate and maintain

•  Simpler design – no yaw gear, drop cables, etc.

•  Lower cost installation:
      Due to reduced over turning moments
      and lower tower top mass

•  Have non-cantilevered blade supports

•  May be quieter due to lack of blade tips and ground mounted drive train

•  Unexplored technology may offer more potential for cost reductions

•  Have a low rotor height which reduces rotor wind speed

•  Have lower tip-speed ratio for peak aerodynamic efficiency. Higher torque means more expensive gearboxes

•  Require more area due to the guy wires

•  Aerodynamic torque ripple provides cyclic loading on drive train

•  Longer blade length, about twice the length of horizontal axis wind turbines.  Blades are major wind turbine cost item – low cost blades are essential to vertical axis wind turbines.

Material Product Research and Development.

The two main engineering efforts will be the active flow control airfoil development and the design/development of power control systems. The initial machines will be built using mostly off-the-shelf, modular electrical components. The preliminary designs of the equipment envision it as 6mX6m wind turbine with the key component being a 6m airfoil with active flow control.

Below are the key product development time periods (it should be pointed out that Wildcap Energy’s ability to meet the product development time periods outlined below is contingent upon securing financing, which is currently not guaranteed):

	Engineering	Manufacturing	Lag time
Product	Prototype	Prototype (1)	for adoption	First sales
10Kw windmill	first 6 months	next 2 months	next 2 months	month 10
30 Kw windmill	first 12 months	next 4 months	next 6 months	month 22
250 Kw windmill	first 24 months	next 6 months	next 4 months	month 34

(1) Building a prototype is contingent upon securing funding. It is anticipated that funding will come from the sale of stock to Kodiak Capital; however Kodiak funding is currently not guaranteed. In the event that Wildcap Energy is unable to secure funding from the Kodiak equity line of credit, Wildcap Energy will have to seek other sources of funding for building the prototype.

A functional model of a vertical axis wind turbine was designed and built during a Senior Design Project at the University of Arizona in the spring of 2010.  The model was partly sponsored by Boeing (that company does not have an ownership interest in the patent-pending technologies related to vertical axis wind turbines that are the subject of the Wildcap Energy license agreement negotiations).  The functional model, see functional model dimensions in the next sentence, was not full sized when compared to the vertical axis wind turbines that are currently in use.  The functional model is comprised of a two-bladed rotor about three feet in height and five feet in diameter sitting atop a tower about three feet in height.  The functional model does not have power rating.  It was used as a “proof-of-concept” for using active flow control by sweeping jet fluidic actuators on the leading edge of the turbine blades to enable operation of the turbine at higher wind speeds by delaying dynamic stall.

The successful first test of the vertical axis wind turbine model showed that the rigidity of the rotor has to be increased for a more accurate measurement of the efficiency of the actuation. This requires redesigning the bottom cross member to ensure the stability of the setup at higher RPM.  The bottom bearing assembly of the turbine should be modified to minimize friction.  The gear ratio between turbine and electrical generator should be increased to enable effective operation of the generator and thus reliable measurements of the power output over the entire RPM range.

Wildcap Energy is still reviewing prospective manufacturing partners to determine which partner(s) can meet the wind turbine product specifications at a mutually acceptable price.  It is anticipated that the selection process will be completed and manufacturing partner selected during the third quarter of 2011.

Wildcap Energy intends to begin building a prototype once funding is obtained from the sales of stock to Kodiak Capital, which is currently not guaranteed.

Wildcap Energy did not perform an evaluation regarding the commercial utility of the University of Arizona’s patent rights.  This review was performed by SUTI Holdings, the majority stockholder of Wildcap Energy.  SUTI Holdings has developed an extensive proprietary selection process that reviews hundreds of university technologies to determine the commercial viability of each technology.  SUTI Holdings retains key personnel on the staff of Select University Technologies to perform this evaluation.  Based upon the recommendations of the Select University Technologies’ staff, SUITI Holdings makes a decision whether or not SUTI Holdings should pursue forming a company and commence business operations.

Acquisition of Plant and Equipment.

Since the turbines will be produced by an outside contractor, there will be no need for any major acquisition of plant and equipment.  However, in the first two years it is forecasted that a total of $175,650 will be spent on leasehold improvements, furniture and fixtures and equipment.

Anticipated Personnel Changes.

Currently, Wildcap Energy has no employees.  As part of the Venture Acceleration Agreement, SUTIMCo agreed to provide six individuals who will perform various activities in the following areas: research and development, manufacturing, sales and marketing and general and administrative.  Anticipated Wildcap Energy personnel additions are as follows:

	2011	2012

Executive	1 individual	0 individual
Operations	2 individuals	2 individuals
Engineering	4 individuals	1 individual
Sales	9 individuals	3 individuals

Market Categories and Size.

The vertical axis wind turbine is smaller and produces less power than the Horizontal Axis Wind Turbine.  One target market for Wildcap Energy would be end-users interested in the generation of electricity for their own use.  These would include ranches, farms, small industrial complexes and small municipalities. The primary motivations would be the potential cost savings in producing their own electricity and overcoming the difficulty in getting grid power to their location.

The current wind turbine market is primarily large wind turbine farms designed to take advantage of the economies of scale.  The primary customers for electricity generated by these wind farms are the electric utilities, which, in turn sell it to their customers.  The high cost and large capacity of the Horizontal Axis Wind Turbines would make them unacceptable for smaller scale end users.  Additionally, these smaller scale end users may have sites usable by Vertical Axis Wind Turbines but could not accommodate the Horizontal Axis Wind Turbines because the Horizontal Axis Wind Turbine must be situated in a specific location because they need to use a single direction of wind.

An additional possible market for the Wildcap Energy vertical axis wind turbine would be the large wind farms. While the vertical axis wind turbine generates less power, the smaller size and lower capital cost would allow the wind farms to put additional capacity on their land.

The total market size for wind turbines is extremely difficult to determine because the market size is dependent upon two critical elements: (a) the amount and continuation of subsidies, both federal and state, that help offset the high installation cost of these wind turbines and (2) the competitive cost advantage, if any, relative to the cost of wind turbine electricity in comparison to the cost of alternative sources of electricity.

Wildcap Energy Will Face Significant Competition.

Wildcap Energy’s proposed products will face competition from vertical axis wind turbine products produced by, Quiet Revolution, Windside Wind Turbines, and Turby Emerging Energy.  Many of Wildcap Energy’s potential competitors have significantly more assets and resources than Wildcap Energy does.  In addition, there may be other competitors that Wildcap Energy has not identified.  Wildcap Energy can make no representations or assurances that there will not be increased competition or that the company’s projections will ever be realized due to the difficulty of ascertaining the level of competition in the future and the extent to which the industry will accept vertical axis wind turbines. Wildcap Energy also face significant competition from sources other than wind generating electricity such as solar, hydro, tidal and geothermal, especially if the costs of alternative renewable energy sources are reduced below that of electricity produced by wind turbines.

Marketing Program.

Wildcap Energy’s marketing program for the initial product launch will focus on building upon the characteristics of those most likely to take a risk with an emerging technology. This will require a multi-faceted approach to target, reach, interact with, educate and develop a relationship with potential customers, partners and other key personnel. This will include:

Tradeshows.

Wildcap Energy will increase the visibility of its products by exhibiting them at tradeshows and other conventions for innovative products. The company will focus on regional shows that have an emphasis on environmental/green issues and/or building-related themes.

Marketing Communications.

As part of a technology-driven industry, Wildcap understands the importance of having high-impact marketing communications materials, both print and online. In addition to print materials, Wildcap will develop an interactive web site.  The web site will help to educate potential customers and partners about wind energy and the specific advantages that Wildcap can offer. blogs, live chats and user-driven content will be integral features of the web page.

Distributor Program.

Having a strong partnership with qualified distributors will be crucial to Wildcap Energy’s success.  By teaming with skilled distributors, Wildcap will be able to expand its reach and penetrate deeper into the market. Wildcap will work with each of the distributors to foster a positive and mutually beneficial relationship.

Investor Relations.

Wildcap will keep its investors up-to-date on the status of the project and sales projections as they progress. The company will be committed to developing an open and positive relationship with its investors.

DESCRIPTION OF PROPERTY

Currently, Wildcap Energy has no employees. As part of the Venture Acceleration Agreement, SUTIMCo agreed to provide six individuals who will perform various activities in the following areas: research and development, manufacturing, sales and marketing and general and administrative.  Section 3 of Schedule A of the Venture Acceleration Agreement states that all general purpose furniture, computers, printers, copiers, telecommunications equipment and other necessary office equipment needed by the SUTIMCo personnel are provided as part of the Venture Acceleration agreement.  As Wildcap Energy adds personnel, property (fixed assets) will need to be acquired.  SUTIMCo is providing office space for Wildcap Energy at no charge until such time as the company begins generating revenue.

LEGAL PROCEEDINGS

None.

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Market Information.

Currently, there is no public trading market for Wildcap Energy’s common stock.  In order to qualify for listing on the Over the Counter Bulletin Board, the company must comply with the eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the company is filing this Form S-1 registration statement with the Securities and Exchange Commission.  Wildcap Energy intends to file the Form 8-A registration statement (to register the company’s common stock under Section 12 of the Securities Exchange Act of 1934) as soon as possible after the effectiveness of the Form S-1 registration statement.

Holders of Common Equity.

As of July 13, 2011, Wildcap Energy had 31 holders of its common stock.  The number of record holders was determined from the records of the company.

Dividend Information.

Wildcap Energy has not declared or paid a cash dividend to stockholders since it was organized.  The board of directors presently intends to retain any future earnings to finance the company’s operations and does not expect to authorize cash dividends in the foreseeable future.  Any payment of cash dividends in the future will depend upon Wildcap Energy’s earnings, capital requirements and other factors.

Equity Compensation Plans

Wildcap Energy does not have any equity compensation plans in effect.

Transfer Agent.

Wildcap Energy has engaged the services of Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as the transfer agent for the company.

FINANCIAL STATEMENTS

Audited financial statements for the two most recent fiscal years ended June 30, 2010 and 2009, and for the period from inception (June 18, 2007) to June 30, 2010, and unaudited financial statements for the three and nine months ended March 31, 2011 and March 31, 2010, and for the period from inception (June 18, 2007) to March 31, 2011, are presented in a separate section at the end of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations is based upon, and should be read in conjunction with, Wildcap Energy’s audited and unaudited financial statements, and related notes, included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States.

Overview.

The goal of Wildcap Energy is to develop a technological advanced wind turbine in the United States and in Canada.  The company’s ability to develop the wind turbine will be subject to its ability to secure financing.  Federal, state, provincial and local rules and regulations may impact its ability to implement the business strategy.  Tax incentives will also play a critical role in implementing Wildcap Energy’s business strategy.  The plan of growth is to capitalize on the growing demand for renewable energy sources.

The principal intellectual property asset under license to Wildcap Energy, Inc. is International patent application number WO2010065956A1, filed on December 7, 2009 and published under the Patent Cooperation Treaty (PCT) on June 10, 2010.  The foregoing PCT application claims priority to United States Provisional Application No. 61/201,041, filed December 5, 2008 by Professor Israel Wygnanski. Wildcap Energy, Inc., working in conjunction with the University of Arizona, is prosecuting the above-referenced patent application before the U.S. and Canadian Patent Offices. To that end, PCT national phase elections were recently made.  No further substantive action is anticipated with respect to any of the foregoing applications until such time as the applicable patent authority issues an initial office action with respect to the application pending before such authority.

The two main engineering efforts will be the active flow control airfoil development and the design/development of power control systems. The initial machines will be built using mostly off-the-shelf, modular electrical components. The preliminary designs of the equipment envision it as 6mX6m wind turbine with the key component being a 6m airfoil with active flow control.

Since the turbines will be produced by an outside contractor, there will be no need for any major acquisition of plant and equipment.  However, in the first two years it is forecasted that a total of $175,650 will be spent on leasehold improvements, furniture and fixtures and equipment.

From the date of Wildcap Energy’s incorporation (June 18, 2007) through June 30, 2010, the company did not conduct any business other than entering into the Option Agreement with the University of Arizona on January 18, 2010, the Venture Acceleration Agreement dated March 1, 2010, and the preparation of the private placement memorandum. The majority of the expenses that were recorded in the year ended June 30, 2010, resulted from the $100,000 one time initial fee that was contained in the Venture Acceleration Agreement, the fees associated with the preparation of the private placement memorandum, and the option fees.

Results of Operations.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009.

Revenues.

From inception (June 18, 2007) through June 30, 2010, Wildcap Energy has not earned any revenues.

Operating Expenses.

For the year ended June 30, 2010, Wildcap Energy’s operating expenses totaled $118,209 compared to $0 for the year ended June 30, 2009. Total operating expenses for the year ended June 30, 2010 are comprised of costs associated with the Venture Acceleration Agreement ($100,000), legal and accounting fees ($11,853), licenses and permits ($4,673) and miscellaneous costs (1,683) Total operating expenses since inception were $118,633.

Net Loss.

Wildcap Energy’s net loss for the year ended June 30, 2010 was $118,209 compared to and $0 for the year ended June 30, 2009. Wildcap Energy’s net loss since inception totaled $118,633.  The reasons for the net losses are outlined above.

Three and Nine Months Ended March 31, 2011 Compared to Three and Nine Months Ended March 31, 2010.

Revenues.

Now that Wildcap Energy has concluded the license agreement with the University of Arizona, the company's focus will be on the development and commercialization of the vertical axis wind turbine (VAWT) that incorporates active flow controls.

From the inception of Wildcap Energy through March 31, 2011, the company has not earned any revenues. The company's cash holdings at March 31, 2011, $181, were generated from the sale of our securities in a private placement offering that concluded at the end of August 2010. Most of this cash has been used in operations

Operating Expenses.

For the three and nine months ended March 31, 2011, Wildcap Energy’s operating expenses totaled $262,516 and $680,735, respectively, and $100,000 for the three and nine months ended March 31, 2010.  Total operating expenses for the three months ended March 31, 2011 are comprised of: costs associated with the Venture Acceleration Agreement of $232,500, legal and accounting fees of $18,630, licenses and permits of $10,025, and miscellaneous expenses of $1,361.  Total operating expenses for the nine months ended March 31, 2011 are comprised of: costs associated with the Venture Acceleration Agreement of $542,500, legal and accounting fees of $115,072, licenses and permits of $16,285, and miscellaneous expenses of $6,878.  Total operating expenses for the nine months ended March 31, 2010 are comprised of costs associated with the Venture Acceleration Agreement of $100,000.  Total operating expenses since inception through March 31, 2011 were $799,368.

Other Expenses.

For the three and nine months ended March 31, 2011, Wildcap Energy's other expenses totaled $1,238,000. Total other expenses since inception were $1,238,000. Total other expenses are comprised of the fair value of the warrant liability. These expenses arose because of the FASB ASC 815 requirement to account for the fair value of the warrant that was issued to the University of Arizona in connection with the company’s license of the technology from the University. See footnote numbers 2 and 6 to the interim unaudited financial statements dated March 31, 2011 for further details. The interim statements are included in this prospectus.

Net Income (loss).

Wildcap Energy’s net loss for the three and nine months ended March 31, 2011, totaled $1,500,516 and $1,918,735, respectively. The company’s net loss for the three and nine months ended March 31, 2010, totaled $100,000. Wildcap Energy's net loss since inception totaled $2,037,368.  The reasons for the net losses are outlined above.

The company will require additional capital to fully implement our business plan.  There can be no assurance that the company will be able to secure additional capital or if available, on commercially acceptable terms.  Until such time as we can fully implement our business plan, that we are awarded wind power contracts and develop our wind farms, it is unlikely that we will be able to reverse our continuing losses in which case an investor lose their entire investment.

Operating Activities.

The net cash used in operating activities was $314,819 for the nine months ended March 31, 2011 compared to $0 for the nine months ended March 31, 2010, and $319,642 for the period from inception (June 18, 2007) to March 31, 2011.  The net cash used in operating activities for the period from inception (June 18, 2007) to March 31, 2011 resulted from the net loss of $2,037,368, which was offset by an increase in accounts payable, an increase in due to related parties and an increase in warrant liabilities.

Liquidity and Capital Resources.

As of June 30, 2010, Wildcap Energy had total current assets of $0 and total current liabilities of $118,209, resulting in a working capital deficit of $118,209. The company’s cash balance as of June 30, 2010 was $0.

The net cash provided by financing activities was $4,823 for the year ended June 30, 2010, as a result of an advance from a company stockholder. The net cash provided by financing activities was $0 for the year ended June 30, 2009. Overall, cash and cash equivalents for the year ended June 30, 2010 increased by $0.

As of March 31, 2011, Wildcap Energy had total current assets of $16,848 and total current liabilities of $500,792, resulting in a working capital deficit of $483,944.  The company’s cash balance as of March 31, 2011 totaled $181.

The net cash provided by financing activities was $315,000 for the nine months ended March 31, 2011 as a result of the sale of common stock in a private placement offering that concluded at the end of August 2010.  The net cash provided by financing activities was $0 for the nine months ended March 31, 2010.  Overall, cash and cash equivalents for the nine months ended March 31, 2011 increased by $181.

Wildcap Energy has entered into an Investment Agreement with Kodiak Capital.  Pursuant to this agreement, Kodiak Capital will commit to purchase up to $7,500,000 of company common stock over the course of 36 months, after the registration statement registering the Kodiak Capital shares has been declared effective by the Securities and Exchange Commission. The shares underlying the Kodiak Equity Line of Credit are not being registered as part of this registration. Additionally, the Kodiak Equity line of Credit shares will not be registered on a separate registration statement, until, among other things, the Wildcap Energy common stock is registered on the Over the Counter Bulletin Board. Registration on the Over the Counter Bulletin Board cannot be assured.

The amount that Wildcap Energy is entitled to request from each of the purchase “puts”, shall be equal to, at Kodiak Capital’s discretion, either (1) $1,000,000 or (2) 200% of the average daily volume (U.S market only) of company common stock for the three trading days prior to the put notice, multiplied by the average of the 3 daily closing prices immediately preceding the put date.   The pricing period shall be the five consecutive trading days immediately after the put date.  The market price shall be the lowest closing bid price of the common stock during the pricing period. The purchase price shall be set at 95% of the market price.

The amount that Wildcap Energy is entitled to request from each of the purchase “puts”, shall be equal to, at Kodiak Capital’s discretion, either (1) $1,000,000 or (2) 200% of the average daily volume (U.S market only) of company common stock for the three trading days prior to the put notice, multiplied by the average of the 3 daily closing prices immediately preceding the put date.   The pricing period shall be the five consecutive trading days immediately after the put date.  The market price shall be the lowest closing bid price of the common stock during the pricing period. The purchase price shall be set at 95% of the market price.

Wildcap Energy’s working capital requirements are a function of its future expenditures, sales growth and expansion, none of which can be predicted with any reasonable degree of certainty. As a result, Wildcap Energy estimates that the proceeds of the recently concluded private placement ($315,000) and the commitment of $7,500,000 will meet cash operating requirements for approximately 36 months.  It should be pointed that in addition to the fact that the company is unable to precisely forecast the period of time for which such total proceeds will meet such requirements, it is also true that there can be no assurance that the company will be able to secure the total $7,500,000 from the Kodiak Capital equity line of credit or be able to secure additional capital from other sources on commercially acceptable terms.  Until such time as Wildcap Energy can fully implement its business plan, it is unlikely that the company will be able to reverse our continuing losses in which case investors may lose their entire investment.

Categories of expenditures will include: engineering, manufacturing operations, marketing and sales and general and administration.  Cash inflows will result solely from turbine sales.

If funding is insufficient at any time in the future, Wildcap Energy may not be able to take advantage of business opportunities or respond to competitive pressures, or may be required to reduce the scope of planned product development and marketing efforts, any of which could have a negative impact on business and operating results.  In addition, insufficient funding may have a material adverse effect on the company’s financial condition, which could require it to:

•	curtail operations significantly;

•	sell significant assets;

•	seek arrangements with strategic partners or other parties that may require the Company to relinquish significant rights to products, technologies or markets; or

•	explore other strategic alternatives including a merger or sale of the Company.

To the extent that Wildcap Energy raises additional capital through the sale of equity or convertible debt securities, the issuance of such securities may result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, these securities may have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on the company’s operations.  Regardless of whether cash assets prove to be inadequate to meet Wildcap Energy’s operational needs, the company may seek to compensate providers of services by issuance of stock in lieu of cash, which may also result in dilution to existing stockholders.

Seasonality.

Wildcap Energy does not believe that its business is seasonal in nature.  Although energy demands will vary, if the company is successful in developing the wind turbines, it does not believe that fluctuating energy demands will impact its business.

Inflation.

The impact of inflation on Wildcap Energy’s costs and the ability to pass on cost increases to its customers over time is dependent upon market conditions. The company is not aware of any inflationary pressures that have had any significant impact on its operations over the past quarter, and does not anticipate that inflationary factors will have a significant impact on future operations.

Other.

Wildcap Energy does not provide post-retirement or post- employment benefits requiring charges under ASC 715 and ASC 712.

Critical Accounting Policies

The Securities and Exchange Commission has issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (“FRR 60”), suggesting companies provide additional disclosure and commentary on their most critical accounting policies. In FRR 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, Wildcap Energy’s most critical accounting policies include: Use of estimates in the preparation of financial statements, and net loss per share.  The methods, estimates and judgments Wildcap Energy uses in applying these most critical accounting policies have a significant impact on the results Wildcap Energy reports in its financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of these financial statements requires Wildcap Energy to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Wildcap Energy evaluates these estimates, including those related to revenue recognition and concentration of credit risk.  Wildcap Energy bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Net Loss Per Share.

Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents.  However, there were no dilutive instruments outstanding during the years ended June 30, 2010 and 2009.  The Company had warrants outstanding to purchase 1,179,799 shares of the Company’s common stock at March 31, 2011.

Forward Looking Statements.

The foregoing management’s discussion and analysis of financial condition and results of operations, and the other parts of this prospectus, contain “forward looking statements” within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended.  The words “believe,” “expect,” “anticipate,” “intends,” “forecast,” “project,” and similar expressions identify forward-looking statements.  These are statements that relate to future periods and include, but are not limited to, statements as to Wildcap Energy’s estimates as to the adequacy of its capital resources, its need and ability to obtain additional financing, the features and benefits of its services, its ability to develop and introduce new services, its operating losses and negative cash flow, and its critical accounting policies.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those discussed above.  These forward-looking statements speak only as of the date hereof.  Wildcap Energy expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS

The names, ages, and respective positions of the directors and executive officers of Wildcap Energy are set forth below.  The directors named below will serve until the next annual meeting of stockholders or until their successors are duly elected and have qualified.  Directors are elected for a term until the next annual stockholders’ meeting.  Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated.

There are no family relationships between any two or more of the directors or executive officers. There are no arrangements or understandings between any two or more of the directors or executive officers. There is no arrangement or understanding between any of the directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of Wildcap Energy’s affairs.  There are no other promoters or control persons of Wildcap Energy.  There are no legal proceedings involving the executive officers or directors of Wildcap Energy.

Malcolm D. Lennie, President/Secretary/Chief Financial Officer/Director.

Mr. Lennie, age 60, and has held the positions of President, Secretary, Chief Financial Officer, and a director of Wildcap Energy from June 30, 2007 to the present.  For 33 years, Mr. Lennie has been a practicing lawyer in Edmonton, Alberta. His areas of practice included small business commercial law, real property, intellectual property law, technology transfer issues, and litigation.  From 1990 to the present, Mr. Lennie has been the founder and a partner of Lennie & Company, a legal services firm, and from 1998 to the present he has been a land developer in Alberta.  Mr. Lennie is a director of, and has a direct ownership interest in Select University Technologies, Inc. Mr. Lennie is a limited partner in SUTI Holdings, Inc. Mr. Lennie does not have an ownership interest, either direct or indirect, in SUTIMCo.

The services of Mr. Lennie are not being provided pursuant to the Venture Acceleration Agreement.  In addition, Mr. Lennie is not currently being paid in his position as president of the Company; he does not beneficially own any common stock, and Mr. Lennie does not have a right to acquire such stock within sixty days. Mr. Lennie presently does not currently have a beneficial interest in the Company.

Frederick T. Rogers, Chief Operating Officer.

Mr. Rogers, age 60, has been Chief Operating Officer of Wildcap Energy since June 2007.  For 35 years, Mr. Rogers has been a devoted student of business, and has done extensive research and analysis in the process of technology commercialization.  From 1996 to the present, Mr. Rogers is the founder, a director of, and president of Select University Technologies Inc., a licensor of technologies developed by universities, and general partner of SUTI Holdings, LP (a stockholder of the company).  Mr. Rogers, as an employee and president of SUTIMCo, receives compensation in that capacity and serves as chief operating office of the company pursuant to the Venture Acceleration Agreement between SUTIMCo and the company; however, he does not share in the management fees paid by the company under that agreement.  Mr. Rogers does not have an ownership interest, either direct or indirect, in Select University Technologies, Inc., SUTI Holdings, or SUTIMCo.

Benson Duruaku, Director.

Mr. Duruaku, age 42, has been a Director of Wildcap Energy since January 2010.  Mr. Duruaku is principal of Morgan Bradford Financial and Insurance Services Inc., a position he has held since 2003.  Mr. Duruaku has been in financial services industry since 1987.  Morgan Bradford has assisted with the private funding of Wildcap Energy prior to the filing of the registration statement on Form S-1. Mr. Duruaku does not have an ownership interest, either direct or indirect, in Select University Technologies, Inc., SUTI Holdings, or SUTIMCo.

Corporate Governance.

The primary function of Wildcap Energy’s board of directors is oversight of management so that identifying and addressing the risks and vulnerabilities that the company faces is an important component of the board of directors’ responsibilities, whether monitoring ordinary operations or considering significant plans, strategies, or proposed transactions. The risk management process that the company has established is overseen by the Audit Committee, which is also responsible for oversight of risk issues associated with our overall financial reporting and disclosure process and with legal compliance as well as reviewing policies on risk control assessment and accounting risk exposure.  While the board of directors is ultimately responsible for risk oversight, our management is responsible for day-to-day risk management processes.  Wildcap Energy believes this division of responsibilities is the most effective approach for addressing the risks facing the company and that its board of directors leadership structure supports this approach.

Code of Ethics.

Wildcap Energy has not adopted a code of ethics that applies to the company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The company has not adopted such a code of ethics because all of management’s efforts have been directed to building the business of the company; at a later time, the board of directors may adopt such a code of ethics.

Audit Committee.

Wildcap Energy’s board of directors functions as audit committee for the company.

The primary responsibility of the Audit Committee will be to oversee the financial reporting process on behalf of the company’s board of directors and report the result of their activities to the board.  Such responsibilities include, but are not limited to, the selection, and if necessary the replacement, of the company’s independent registered public accounting firm, review and discuss with such independent registered public accounting firm: (i) the overall scope and plans for the audit, (ii) the adequacy and effectiveness of the accounting and financial controls, including the company’s system to monitor and manage business risks, and legal and ethical programs, and (iii) the results of the annual audit, including the financial statements to be included in the annual report on Form 10-K.

Wildcap Energy’s policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.  These services may include audit services, audit-related services, tax services and other services.  Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget.  The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.  The audit committee may also pre-approve particular services on a case-by-case basis.

Other Committee of the Board of Directors.

Wildcap Energy presently does not have a nominating committee, an executive committee of the board of directors, stock plan committee or any other committees.

Recommendation of Nominees.

Wildcap Energy does not have a standing nominating committee or committee performing similar functions.  Because of the small size of the company, the board of directors believes that it is appropriate for the company not to have such a committee.  All the directors participate in the consideration of director nominees.

The board of directors does not have a policy with regard to the consideration of any director candidates recommended by security holders.  Because of the small size of the company, and the limited number of stockholders, the board of directors believes that it is appropriate for the company not to have such a policy.

When evaluating director nominees, Wildcap Energy will consider the following experience, qualifications, attributes and skills:

•	Finance.

•	Administration.

•	High technology.

•	Accounting rules and practices.

The company’s goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience.

Based on these criteria, the specific experience, qualifications, attributes or skills that led to the conclusion that the current directors of Wildcap Energy should serve in that position in light of the company’s business and structure:

•
Mr. Lennie’s many years of experience as a practicing lawyer, including his current position as a partner in his namesake law firm, in the areas of small business commercial law, real property, intellectual property law, technology transfer issues, and litigation provide him with management and business experience that suit well the entrepreneurial nature of the company and its business model.

•
Mr. Duruaku, as principal of Morgan Bradford Financial and Insurance Services Inc. and his experience in the financial services industry since 1987, has gained significant experience in business, specifically including financial matters, and management issues that will serve well the needs of the company.

EXECUTIVE COMPENSATION; CORPORATE GOVERNANCE.

Summary Compensation Table.

The following table presents compensation information for the years ended June 30, 2011, 2010, and 2009 for the persons who served as principal executive officer and each of the two other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000 in such year.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Award(s) ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Malcom D. Lennie, President (1)	2011 2010 2009	- - -	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Frederick T. Rogers, Chief Op. Officer (2)	2011 2010 2009	$150,000 - -	- - -	- - -	- - -	- - -	- - -	- - -	- - -

(1)           Mr. Lennie was appointed President and a director on June 30, 2007.  Mr. Lennie is not currently being paid in his position as president of the Company.

(2)           Mr. Rogers served as President and a director from inception (June 18, 2007) until the appointment of Mr. Lennie as President and a director on June 30, 2007.  Mr. Rogers has served as Chief Operating Officer from June 30, 2007 to the present.  Mr. Fred Roger’s compensation, in his position as Chief Operating Officer of WildCap Energy is paid for by SUTIMCo.  During the twelve month period ended June 30, 2010, Mr. Rogers did not receive any compensation because (a) the SUTIMCo Venture Acceleration Agreement was signed on March 1, 2010 with Wildcap Energy and (b) the only monies accrued by WildCap related to the Venture Acceleration Agreement was the one time initial fee of $100,000. The $100,000 one time initial fee related to set-up costs that are incurred once the Venture Acceleration Agreement is entered into. None of the onetime initial fee covers payroll for the SUTIMCo employees. Additionally, since SUTIMCo did not provide personnel that could perform the services needed by Wildcap Energy during the time period from March 1, 2010 through September 1, 2010, the monthly venture acceleration fees were not incurred by Wildcap Energy during the period. Since Mr. Rogers’ services as Chief Operating Officer of Wildcap Energy were also not required during the period from March 1, 2010 to September 1, 2010, Mr. Rogers was not owed any compensation. Mr. Rogers’s services as Chief Operating Officer commenced on September 1, 2010. For the period from September 1, 2010 to June 30, 2011, Mr. Roger’s compensation was $150,000. These monies are part of the monthly venture acceleration fees. The venture acceleration fees have been accrued in the Wildcap Energy’s financial statements. Mr. Rogers’ compensation as Wildcap Energy’s Chief Operating Officer is $15,000/month.

Other Compensation.

There are no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.  In addition, there are no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payment(s) to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of the company or a change in the named executive officer’s responsibilities following a change in control, with respect to each named executive officer.

Compensation Committee.

Wildcap has no compensation committee or other board committee performing equivalent functions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of the Wildcap Energy’s common stock as of July 13, 2011 (10,630,000 issued and outstanding) by (i) all stockholders known to the company to be beneficial owners of more than 5% of the outstanding common stock; (ii) each director and executive officer; and (iii) all officers and directors of the company as a group.  Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by him.  None of these security holders has the right to acquire any amount of the shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	SUTI Holdings LP, 2961 West MacArthur Boulevard, Suite 214 Santa Ana, California 92704	10,000,000	94.07%
Common Stock	Malcolm D. Lennie, 2961 West MacArthur Boulevard, Suite 214 Santa Ana, California 92704	0	0.00%
Common Stock	Frerderick T. Rogers, 2961 West MacArthur Boulevard, Suite 214 Santa Ana, California 92704	0	0.00%
Common Stock	Benson Duruaku, 2961 West MacArthur Boulevard, Suite 214 Santa Ana, California 92704	0	0.00%
Common Stock	Shares of all directors and executive officers as a group (3 persons)	0	0.00%

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS; CORPORATE GOVERNANCE

During the last two fiscal years there have not been any relationships, transactions, or proposed transactions to which Wildcap Energy was or is to be a party, in which any of the directors, officers, or 5% or greater stockholders (or any immediate family thereof) had or is to have a direct or indirect material interest.

Benson Duruaku is the sole independent director of Wildcap Energy under the independence standards applicable to the registrant under paragraph (a)(1) of this Item. In addition, if such independence standards contain independence requirements for committees of the board of directors, identify each director that is a member of the compensation, nominating or audit committee that is not independent under such committee independence standards. If the registrant does not have a separately designated audit, nominating or compensation committee or committee performing similar functions, the registrant must provide the disclosure of directors that are not independent with respect to all members of the board of directors applying such committee independence standards.

There is a consulting agreement between Mr. Duruaku and Wildcap Energy in the amount of $50,000. The consultant agreed to perform all necessary services required in connection with business consulting and capital raising for Wildcap Energy. The consulting agreement became effective on July 28, 2010 and will expire one year after the effective date.  Either party may terminate the agreement on thirty-calendar day’s written notice, or if prior to such action, the other party materially breaches any of its representations, warranties or obligations under this agreement.  For the nine months ended March 31, 2011, a total of $33,333 of the prepaid expense balance was expensed.  This expense amount is included in general and administrative expense in the unaudited condensed statements of operations.

During the year ended June 30, 2010, Wildcap Energy received a total of $4,823 from SUTI Holdings LP, a majority company stockholder, for working capital purposes.  These loans are unsecured, non-interest bearing.  There is no written agreement between the parties.  These loans were repaid out of the proceeds from the private placement that was closed on August 27, 2010.

On March 1, 2010, Wildcap Energy entered into a Venture Acceleration Agreement with SUTIMCo, Inc., an entity wholly owned by SUTI Holdings LP.  Pursuant to the Venture Acceleration Agreement, SUTIMCo will provide certain services and personnel to Wildcap Energy for an initial term of three years.  In return, the company will pay a management fee and a performance fee.

The management fee calls for a one-time payment of $100,000 for all services performed since inception through March 1, 2010, and an annual fee in the amount of $930,000, payable in monthly instalments of $77,500. An addendum to the Venture Acceleration Agreement, dated June 2, 2010, was entered into wherein an agreement was reached to defer the services to be rendered and payment of the monthly instalment of $77,500 until September 1, 2010 or upon funding, whichever occurs first. The monthly fee of $77,500 commenced on September 1, 2010. The monthly services are allocated per the Venture Acceleration Agreement equally among research and development, manufacturing, sales and marketing, and administrative categories.

For the first three years of the Venture Acceleration Agreement, the performance fee is six percent of gross revenue. Thereafter, the performance fee will be fifteen percent of quarterly operating profit before the performance fee.  Additionally, if Wildcap Energy has an operating profit in the fourth quarter of the third year of the Venture Acceleration Agreement, SUTIMCo will be entitled to receive fifteen percent of the company’s gross revenue during the two years following the initial term of the Venture Acceleration Agreement.

As of March 31, 2011 total monies due to SUTIMCo in connection with the Venture Acceleration Agreement were $447,249.

Mr. Rogers, as an employee and president of SUTIMCo, receives compensation in that capacity and serves as chief operating officer of Wildcap Energy pursuant to the Venture Acceleration Agreement between SUTIMCo and the company; however, he does not share in the management fees paid by the company under that agreement and does not have an ownership interest in SUTIMCo. Mr. Rogers’ compensation is $15,000 per month. Additionally, since SUTIMCo did not provide personnel that could perform the services needed by Wildcap Energy during the time period from March 1, 2010 through September 1, 2010, the monthly venture acceleration fees were not incurred by Wildcap Energy during the period. Since Mr. Rogers’ services as Chief Operating Officer of Wildcap Energy were also not required during the period from March 1, 2010 to September 1, 2010, Mr. Rogers was not owed any compensation. Mr. Rogers’s services as Chief Operating Officer commenced on September 1, 2010. For the period from September 1, 2010 to June 30, 2011, Mr. Roger’s compensation was $150,000. These monies are part of the monthly venture acceleration fees. The venture acceleration fees have been accrued in the Wildcap Energy’s financial statements. Since neither Mr. Lennie nor Mr. Duruaku are employees of SUTIMCo, neither receives any compensation from SUTIMCo.

During the time period between March 1, 2010 and September 1, 2010, Wildcap Energy’s efforts were directed towards the completion of the private placement memorandum, as well as the preparation of the prospectus. These efforts were performed by outside consultants who were not associated with SUTIMCo.  One of the consultants, Mr. Mike Ridley, is a securities attorney, qualified to prepare private placement memorandums. For his services, Mr. Ridley charged $12,000. All monies owed Mr. Ridley was paid in cash. The other consultant, Mr. James Gardner, is a certified public accountant, qualified to prepare the prospectus. For his services, Mr. Gardner charged $12,900. All monies owed Mr. Gardner was paid in cash. Neither party is considered a related party, a promoter, nor is either consultant considered a control person under the existing rules and regulations of the Securities and Exchange Commission.  In accordance with Item 404(d) of Regulation S-K, disclosure of these contractual agreements is being made. Additionally, a copy of their contractual agreement is attached as an exhibit.

Currently, Wildcap Energy has no employees. As part of the Venture Acceleration Agreement, SUTIMCo agreed to provide six individuals who will perform various activities in the following areas: research and development, manufacturing, sales and marketing and general and administrative.  Section 3 of Schedule A of the Venture Acceleration Agreement states that all general purpose furniture, computers, printers, copiers, telecommunications equipment and other necessary office equipment needed by the SUTIMCo personnel are provided as part of the Venture Acceleration agreement.  As Wildcap Energy adds personnel, property (fixed assets) will need to be acquired.  SUTIMCo is providing office space for Wildcap Energy at no charge until such time as the company begins generating revenue.

Wildcap Energy defines director independence in accordance with the definition as set forth in Rule 5605(a)(2) of the Rules of the NASDAQ Stock Market.

AVAILABLE INFORMATION

Wildcap Energy has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement.  Certain items are omitted in accordance with the rules and regulations of the Commission.  For further information with respect to the company and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the Public Reference Room maintained by the Commission at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission.  The public may obtain information on the operation of the public reference room by calling the Commission at 1 (800) SEC-0330.  The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as Wildcap Energy.  The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and any amendments, has been filed electronically with the Commission.

You may only rely on the information contained in this prospectus or that Wildcap Energy has referred you to.  Wildcap Energy has not authorized anyone to give any information or make any representation about the offering that differs from, or adds to, the information in this prospectus or the documents that are publicly filed with the Securities and Exchange Commission.  Therefore, if anyone does give you different or additional information, you should not rely on it. This prospectus speaks only as of its date except where it indicates that another date applies.

This prospectus, together with the applicable prospectus supplements and amendments includes all material information relating to this offering. To the extent that any statement that Wildcap Energy makes in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus and any prospectus supplement.

The selling stockholders may not sell any securities until the registration statement filed with the Securities and Exchange Commission is declared effective.  This prospectus is not an offer to purchase these securities and it is not soliciting an offer to purchase these securities in any state or other jurisdiction where the purchase or exercise is not permitted.  If you are in a jurisdiction where it is unlawful to offer to purchase or exercise the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this prospectus does not extend to you.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful.

Market data and certain industry forecasts used in this prospectus were obtained from market research, publicly available information and industry publications.  Wildcap Energy believes that these sources are reliable and accurate.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The following is a summary of the relevant provisions in the articles of incorporation, bylaws, and Nevada law with regard to limitation of liability and indemnification of officers, directors and employees of Wildcap Energy.  The full provisions are contained in such documents.

Limitation of Liability.

Articles of Incorporation and Bylaws.

There are no provisions in Wildcap Energy’s articles of incorporation or bylaws with regard to liability of a director

Nevada Revised Statutes.

Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Indemnification.

Articles of Incorporation and Bylaws.

Article X of Wildcap Energy’s bylaws state that the company will indemnify any director or officer, or any former Director or officer, to the full extent permitted by law.  There are no provisions in the company’s articles of incorporation with regard to indemnification.

Nevada Revised Statutes.

Nevada laws provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

•	has exercised his powers in good faith and with a view to the interests of the corporation; or

•
acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Any discretionary indemnification, unless ordered by a court or advanced, may be made by the company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

•	by the stockholders;

•	by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

•	if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

•	if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Undertaking.

Wildcap Energy undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

Brian F. Faulkner, A Professional Corporation, San Juan Capistrano, California, will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

Farber Hass Hurley LLP, independent registered public accounting firm, Camarillo, California, has audited the financial statements for the two most recent fiscal years ended June 30, 2010, and 2009, and for the period from inception (June 18, 2007) to June 30, 2010, as set forth in their report thereon.  The financial statements referred to above are included in this prospectus with reliance upon the auditors’ opinion based on their expertise in accounting and auditing.

Dr. Israel Wygnanski is a tenured professor in the Department of Aerospace & Mechanical Engineering at the University of Arizona.  For 19 years, he has had a dual appointment at the University of Arizona and at Tel Aviv University, where he holds the Lazarus Chair of Aerodynamics.  Professor Wygnanski is currently on an IPA as a senior Aerodynamicist at NASA Langley Research Center.

Professor Wygnanski received his Ph.D. in Mechanical Engineering in 1964 and his M.S. in Aerodynamics in 1962 from McGill University.  Professor Wygnanski is a visiting professor at University of Southern California and University of California, Los Angeles, as well as being a Senior Research Scientist for Boeing Scientific Research Laboratories.

Professor Wygnanski’s research interests cover a wide range of aerodynamics, control of separation, aeroacoustics, turbulent shear flow, laminar-turbulent transition and hydrodynamic stability problems.  He is the author or co-author of over 10 refereed journal articles and book chapters published during the past decade.  Professor Wygnanski was a fellow of the Institute for Advanced Study in Berlin in 1991, a Senior Fulbright Fellow in 1995/96, and he received the AIAA Fluids Dynamics Award in 2001.

Professor Wygnanski is one of the authors of a study done by the University of Arizona for the Boeing Company with regard to use of sweeping jets to prevent separation from airfoils, and he consents to its summarization in the Form S-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wildcap Energy Inc.

We have audited the accompanying balance sheets of Wildcap Energy, Inc (“Company”) as of June 30, 2010 and 2009, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended June 30, 2010 and 2009, and from inception (June 18, 2007) to June 30, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years ended June 30, 2010 and 2009, and from inception (June 18, 2007) to June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in the notes to the financial statements, the Company has incurred significant losses in 2010 and has negative working capital of approximately $118,000.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also described in the notes to the consolidated financial statements.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Farber Hass Hurley LLP
Camarillo, California
August 13, 2010

WILDCAP ENERGY, INC.
(A Development Stage Company)
BALANCE SHEETS

	June 30,
	2010	2009
ASSETS

Total assets	$--	$--

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$13,386	$--
Due to related party	104,823	--

Total current liabilities	118,209	--

Commitments and contingencies	--	--

Stockholders’ deficit:

Common stock; $0.001 par value; 100,000,000 shares authorized; 10,000,000 issued and outstanding as of June 30, 2010 and 2009, respectively	10,000	10,000

Additional paid-in capital (discount on common stock)	(9,576)	(9,576)

Deficit accumulated during the development stage	(118,633)	(424)

Total stockholders’ deficit	(118,209)	--

Total liabilities and stockholders’ deficit	$--	$--

         See accompanying notes to financial statements.

WILDCAP  ENERGY INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	Year Ended June 30, 2010	Year Ended June 30, 2009	From June 18, 2007, (Inception) Through June 30, 2010

Revenues:	$--	$--	$--

Operating expenses:
Research and development	25,000	--	25,000
Manufacturing	25,000	--	25,000
Sales and marketing	25,906	--	25,906
General and administrative	42,303	--	42,727

Total operating expenses	118,209	--	118,633

Loss from operations	(118,209)	--	(118,633)

Loss before income taxes	(118,209)	--	(118,633)

Income taxes	--	--	--

Net loss	$(118,209)	$--	$(118,633)

Net loss per share, basic and diluted	$(0.01)	$0.00

Weighted average shares outstanding, basic and diluted	10,000,000	10,000,000

See accompanying notes to financial statements

WILDCAP  ENERGY INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ DEFICIT
FOR THE PERIOD FROM JUNE 18, 2007 (INCEPTION) THROUGH JUNE 30, 2010

	Common Stock		Discount on Common	Deficit Accumulated During the Development	Total Stockholders’
	Shares	Amount	Stock	Stage	Deficit

Balance, June 17, 2007 (inception)	--	$--	$--	$--	$--

Common stock issued for incorporation expenses	10,000,000	10,000	(9,576)	--	424

Net loss	--	--	--	(424)	(424)

Balance, June 30, 2007	10,000,000	10,000	(9,576)	(424)	--

Net loss	--	--	--	--	--

Balance, June 30, 2008	10,000,000	10,000	(9,576)	(424)	--

Net Loss	--	--	--	--	--

Balance, June 30, 2009	10,000,000	10,000	(9,576)	(424)	--

Net Loss	--	--	--	(118,209)	(118,209)

Balance, June 30, 2010	10,000,000	$10,000	$(9,576)	$(118,633)	$(118,209)

 See accompanying notes to the financial statements

WILDCAP  ENERGY INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2010	Year Ended June 30, 2009	From June 18, 2007 (Inception) Through June 30, 2010

Cash flows from operating activities:
Net loss	$(118,209)	$--	$(118,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	--	--	424
Changes in operating assets and liabilities:
Increase in accounts payable	13,386	--	13,386
Increase in due to related parties	100,000	--	100,000

Net cash used in operating activities	(4,823)	--	(4,823)

Cash flows from financing activities:
Advances from the shareholder	4,823		4,823

Net cash provided by financing activities	4,823	--	4,823

Net increase in cash	--	--	--

Cash, beginning of period	--	--	--

Cash, end of period	$--	$--	$--

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$--	$--	$--

Cash paid for interest	$--	$--	$--

See accompanying notes to the financial statements

WILDCAP  ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization.

WildCap Energy Storage Devices, Inc., a Nevada corporation (“Company”), was formed on June 18, 2007.  Effective July 29, 2010, the name of the Company was changed to Wildcap Energy, Inc. (“Company”).  The Company is a development stage company whose goal is to commercialize an innovative technology that was developed at the University of Arizona that deals with vertical axis wind turbines.  The Company believes that the vertical axis wind turbine will enable the wind power industry to optimize its assets by increasing the efficiency of a turbine as wind velocities increase or as wind direction changes.

Technology Option Agreement.

On January 8, 2010, the Company executed an option agreement (“Option Agreement”) with the Board of Regents of the University of Arizona (“University”).  The technology underlying the Option Agreement is anticipated to commercialize a vertical axis wind turbine, a patented technology created at the University.  The Option Agreement provides the Company with the opportunity to negotiate and execute an exclusive license to the University’s technology.  The Company has been granted an initial option for a three-month period of time.  The option period may be extended by the Company for three consecutive three-month periods upon the Company’s written notice to the University.

During the option period, the University agrees not to license, option, offer to license or offer to option to any other party the University’s interest in patent rights in the onshore sub-field.  In consideration for the initial option agreement and the three consecutive three-month option periods, the Company agreed to pay a non-cancellable, non-refundable fee for each option period of $1,500 within thirty days of the effective date of the Option Agreement.  For the year ended June 30, 2010, the Company incurred and paid for the two initial option periods (totaling $3,000).  Additionally, the Company agreed to reimburse the University for its out-of-pocket costs incurred during the option periods, for preparing, filing, and prosecuting international patent applications, U.S. patent applications, and U.S patents comprising patent rights, and their foreign counterparts if any.  All such costs incurred during the option period are to be reimbursed by the Company within sixty days of invoicing by the University.  The Company’s reimbursement of these type expenses is capped at $3,000.  The Company did not incur any such reimbursable expenses during the year ended June 30, 2010.

If a license agreement has not been executed between the Company and the University when the option period expires, the University will be free to seek other prospective licensees for the University’s interests in their patent rights.  Under the terms of the proposed license agreement, the Company will pay license fees, issue a warrant purchase agreement related to the Company’s common stock, royalties and sponsored research funding to the University.

Basis of Presentation.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, as set forth in the Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”).

Development Stage Enterprise.

The Company’s planned principal operations have not yet commenced. Accordingly, the Company’s activities have been accounted for as those of a development stage enterprise pursuant to ASC Topic 915, “Development Stage Entities.”  All losses since inception have been considered as part of the Company’s development stage activities.

Going Concern and Management Plans.

The Company’s financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the Unites States of America and have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.  The Company has not generated any revenue since its inception on June 18, 2007 and incurred a net loss of $118,209 in 2010.  The Company also has a working capital deficit of $118,209 as of June 30, 2010. The Company cannot provide assurance that it can achieve or sustain profitability on a quarterly or annual basis in the future.  The Company anticipates it will continue to incur losses until it is able to establish significant levels of revenue while controlling its expenses.  The Company’s success is dependent upon the successful development and marketing of its products, as to which there is no assurance.

Any future success that the Company might experience will depend upon many factors, including factors out of its control or which cannot be predicted at this time.  These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors.  These conditions may have a materially adverse effect upon the Company or may force it to reduce or curtail operations.  In addition, the Company will require additional funds to sustain and expand its sales and marketing activities, particularly if a well-financed competitor emerges.

Continued operations of the Company will be dependent on the Company’s ability to complete equity financings or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financings. The inability to obtain sufficient funds from operations or external sources would require the Company to curtail or cease operations.  Any additional equity financing may involve substantial dilution to then existing stockholders.  The financial statements do not include any adjustments relating to the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents.

The Company intends to maintain its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.  At various times, the Company’s cash balances could exceed the insured limit.  Management believes the risk of loss of cash balances in excess of the insured limit will be low.

For purposes of reporting within the statements of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents

Income Taxes.

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this standard, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided for significant deferred tax assets when it is most likely that such an asset will not be realized through future operations.

The Company records uncertain tax positions under the provisions of ASC Topic 740. The Company recognizes in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. Under these provisions, the Company must assume that the taxing authority will examine the income tax position and will have full knowledge of all relevant information. For each income tax position that meets the more likely than not recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement with the taxing authority. Unrecognized tax positions, if ever recognized in the financial statements, are recorded in the statement of operations as part of the income tax provision.  The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of income tax provision. The Company remains subject to examination by the Federal and State tax authorities since inception through June 30, 2010.

Fair Value of Financial Instruments.

In accordance with the reporting requirements of ASC Topic 825, “Financial Instruments,” the Company calculates the fair value of its assets and liabilities that qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts payable and other accrued expenses approximate their carrying amounts due to the nature and short maturity of these instruments.  Other than amounts due to related party, the Company considers the carrying value of its financial instruments to approximate their fair value due to the short maturity of these instruments.

Fair Value Measurement.

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements.  In general, fair values of financial instruments are based upon quoted market prices, where available.  If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Any such valuation adjustments are applied consistently over time.  At this time, management does not plan to adopt fair value accounting for non-financial assets or liabilities.

Discount on Common Stock.

On June 18, 2007, the Company issued 10,000,000 shares of its common stock with a par value of $0.001 to SUTI Holdings Limited LP (“SUTI”), majority owner of the Company, in exchange for $424 in initial capital.  In accordance with Regulation S-X Rule 4-07, the difference in value received and par value of shares issued has been recorded as a “Discount on Common Stock”.

Net Loss Per Share.

Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents.  However, there were no dilutive instruments outstanding during the years ended June 30, 2010 and 2009, respectively.

Recent Accounting Pronouncements.

In ASC Topic 105, “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168), the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles produced a replacement of SFAS No. 168 and reorganized by topic existing accounting and reporting guidance issued by the FASB into a single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities.  All guidance contained in the ASC carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed “non-authoritative”.  ASC Topic 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the guidance included in ASC 105 as of July 1, 2009. The implementation of this guidance changed the Company’s references to GAAP authoritative guidance but did not impact the Company’s financial position or results of operations.

ASC Topic 825, “Financial Instruments,” includes guidance that was issued in February 2007 by the FASB and was previously included under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115.  The related sections within ASC Topic 825 permit a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value.  The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard.  An entity may elect the fair value option for eligible items that exist at the effective date.  At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings.  The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments.  Once the fair value option has been elected, it is irrevocable.  Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  This guidance was effective as of the beginning of fiscal years that began after November 15, 2007.  The Company does not have eligible financial assets and liabilities, and, accordingly, the implementation of ASC Topic 825 did not have an effect on the Company’s results of operations or financial position.

ASC Topic 820, “Fair Value Measurements and Disclosures” (formerly included under SFAS No. 157, “Fair Value Measurements”), includes guidance that was issued by the FASB in September 2006 that created a common definition of fair value to be used throughout generally accepted accounting principles.  ASC Topic 820 applies whenever other standards require or permit assets or liabilities to be measured at fair value, with certain exceptions.  This guidance established a hierarchy for determining fair value which emphasizes the use of observable market data whenever available.  It also required expanded disclosures which include the extent to which assets and liabilities are measured at fair value, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings.  ASC Topic 820 also provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased.  The emphasis of ASC Topic 820 is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants, under current market conditions.  ASC Topic 820 also further clarifies the guidance to be considered when determining whether or not a transaction is orderly and clarifies the valuation of securities in markets that are not active.  This guidance includes information related to a company’s use of judgment, in addition to market information, in certain circumstances to value assets that have inactive markets.

Fair value guidance in ASC Topic 820 was initially effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years for financial assets and liabilities. The effective date of ASC Topic 820 for all non-recurring fair value measurements of non-financial assets and non-financial liabilities was fiscal years beginning after November 15, 2008.  Guidance related to fair value measurements in an inactive market was effective in October 2008 and guidance related to orderly transactions under current market conditions was effective for interim and annual reporting periods ending after June 15, 2009.

The Company applied the provisions of ASC Topic 820 to its financial assets and liabilities upon adoption at July 1, 2009.  The adoption of ASC Topic 820 had no material effect on the Company’s financial position or results of operations.

In August 2009, the FASB issued ASC Update No. 2009-05, “Fair Value Measurements and Disclosures: Measuring Liabilities at Fair Value.”  This update amends ASC Topic 820 and provides further guidance on measuring the fair value of a liability.  The guidance establishes the types of valuation techniques to be used to value a liability when a quoted market price in an active market for the identical liability is not available, such as the use of an identical or similar liability when traded as an asset.  The guidance also further clarifies that a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are both Level 1 fair value measurements.  If adjustments are required to be applied to the quoted price, it results in a level 2 or 3 fair value measurement.  The guidance provided in the update is effective for the first reporting period (including interim periods) beginning after issuance.  The Company does not expect that the implementation of ASC Update No. 2009-05 will have a material effect on its financial position or results of operations.

NOTE 3 – INCOME TAXES

The income tax benefit consists of the following for the periods ended June 30:

	2010	2009
Current:
Federal	$--	$--
State	--	--
	--	--
Deferred:
Federal	(36,400)	--
State	(10,400)	--
	(46,800)	--
Less: change in valuation allowance	46,800	--

Total deferred tax benefit	$--	$--

Deferred income taxes are provided for the tax effects of temporary differences in the reporting of income for financial statement and income tax reporting purposes and arise principally from net operating loss carry forwards.  As of June 30, 2010, the Company had federal and California net operating loss carry forwards that originated since inception of approximately $118,700 that expire in various periods through 2029 and 2019, respectively.

The components of the net deferred tax asset as of June 30 are as follows:

	2010	2009

Net operating loss carry-forwards	$47,000	$200
Valuation allowance	(47,000)	(200)

Total net deferred tax asset	$--	$--

The Company’s effective tax rate differs from the federal and state statutory rates due to certain income (expense) items that are not deductible for income tax purposes and the valuation allowance recorded for the deferred tax asset due to unused net operating loss carry forwards. An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating leases will materialize.  The following is a reconciliation of the provision for income taxes as the expected rates to the income taxes reflected in the statements of operations:

	2010	2009

Tax benefit at federal statutory rate	(34)%	(34)%
State tax benefit, net of federal tax effect	(6)	(6)
Change in valuation allowance	40	40

	--%	--%

NOTE 4 – STOCKHOLDERS’ DEFICIT

Common Stock.The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock. The holders of the Company’s common stock are entitled to one vote per share of common stock held and have equal rights to receive dividends when, and if, declared by the Board of Directors. In the event of liquidation, holders of common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding.  There were 10,000,000 shares of common stock outstanding as of June 30, 2010 and 2009, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010, the Company received a total of $4,823 from SUTI Holdings LP, a Company stockholder, for working capital purposes.  These loans are unsecured, non-interest bearing, and will be repaid out of the proceeds from the private placement.  There is no written agreement between the parties.

On March 1, 2010, the Company entered into a Venture Acceleration Agreement (“Venture Agreement”) with SUTIMCo, Inc., an entity wholly owned by SUTI Holdings.  Pursuant to the Venture Agreement, SUTIMCo will provide certain services and personnel to the Company for an initial term of three years. In return, the Company will pay a management fee and a performance fee.

The management fee calls for a one-time payment of $100,000 for all services performed since inception through March 1, 2010 and an annual fee in the amount of $930,000, payable in monthly instalments of $77,500.  The one time payment is allocated according to the Venture Agreement equally among research and development, manufacturing, sales and marketing, and administrative expense categories.  An addendum to the Venture Agreement, dated June 2, 2010, memorialises an agreement to defer the services to be rendered and payment of the monthly instalment of $77,500 until September 1, 2010 or upon funding, whichever occurs first.

For the first three years of the Venture Agreement, the performance fee is six percent of gross revenue. Thereafter, the performance fee will be fifteen percent of quarterly operating profit before the performance fee.  Additionally, if the Company has an operating profit in the fourth quarter of the third year of the Venture Agreement, SUTI Holdings will be entitled to receive fifteen percent of the Company’s gross revenue during the two years following the initial term of the Venture Agreement.  No performance fees are due for the year ended June 30, 2010.

 As of June 30, 2010, total monies due to SUTIMCo in connection with the Venture Agreement were $100,000.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees.

During the normal course of business, the Company will make certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees, consultants and agents against liabilities arising out of the performance of services to the Company. When the license agreement with the University is finalized, the Company will agree to indemnify the University from any causes of action resulting from the exercise or practice of the license agreement.  The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement.  These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make.  To date, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

NOTE 7 SUBSEQUENT EVENTS (UNAUDITED)

Offering of Common Stock.

On July 1, 2010, the Company announced that it was offering to qualified accredited investors up to 1,000,000 shares of the Company’s common stock.  The subscription price was $0.50 per share and the minimum investment is $5,000 and a maximum investment of $30,000. The shares were offered on a “best efforts” basis until a maximum of $500,000 was raised through the sale of these shares.  The offering was schedule to terminate on or before September 30, 2010 unless extended one or more times by the Company to a date not later than December 31, 2010.  There is no minimum amount required to be raised before the Company can start spending the proceeds.  A total of 630,000 shares of the Company’s common stock were sold (resulting in gross proceeds of $315,000) as of August 27, 2010, when the offering was closed.

Financing Facility.

On July 20, 2010, the Company announced that it has entered into financing facility wherein an investment firm has agreed to purchase up to $7,500,000 of the Company’s common stock over a thirty-six month period.  The first purchase, totaling $1,000,000, will take place on the effective date of a Form S-1 registration statement.

WILDCAP ENERGY, INC.
(A Development Stage Company)
CONDENSED BALANCE SHEETS

	March 31, 2011	June 30, 2010
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash	$181	$--
Prepaid expense - related party	16,667

Total Assets	$16,848	$--

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$50,793	$13,386
Due to related parties	449,999	104,823

Total current liabilities	500,792	118,209

Commitments and contingencies

Warrant Liability	1,238,000	--

Stockholders’ equity (deficit):

Common stock; $0.001 par value; 100,000,000 shares authorized; 10,630,000 issued and outstanding as of March 31, 2011 and 10,000,000 issued and outstanding as of June 30,2010	10,630	10,000

Additional paid in capital (discount on common stock)	304,794	(9,576)

Deficit accumulated during the development stage	(2,037,368)	(118,633)

Total stockholders’ deficit	(1,721,944)	(118,209)

Total Liabilities and Stockholders’ Deficit	$16,848	$--

See notes to the unaudited condensed financial statements

WILDCAP ENERGY, INC.
(A Development Stage Company)
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,		From June 18, 2007 (Inception) Through
	2011	2010	2011	2010	March 31, 2011

Net revenue	$--	$--	$--	$--	$--

Operating expenses:
Research and development	58,125	25,000	135,625	25,000	160,625
Manufacturing	58,125	25,000	135,625	25,000	160,625
Sales and marketing	58,263	25,000	135,763	25,000	161,669
General and administrative	88,003	25,000	273,722	25,000	316,449

Total operating expenses	262,516	100,000	680,735	100,000	799,368

Loss from operations	(262,516)	(100,000)	(680,735)	(100,000)	(799,368)

Other expense:
Fair value of warrant liability	1,238,000	--	1,238,000	--	1,238,000

Loss before income taxes	(1,500,516)	(100,000)	(1,918,735)	(100,000)	(2,037,368)

Income taxes	--	--	--	--	--

Net loss	(1,500,516)	(100,000)	(1,918,735)	(100,000)	(2,037,368)

Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.18)	$(0.01)
Weighted average shares outstanding, basic and diluted	10,630,000	10,000,000	10,479,500	10,000,000

See notes to the unaudited condensed financial statements

WILDCAP ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT (UNAUDITED)
FOR THE PERIOD FROM INCEPTION (JUNE 18, 2007) THROUGH MARCH 31, 2011

	Common Stock		Additional Paid-In	Deficit Accumulated During the Development	Total Stockholders’
	Shares	Amount	Capital	Stage	Deficit

Balance, inception (June 18, 2007)	--	$--	$--	$--	$--

Common stock issued for incorporation expenses	10,000,000	10,000	(9,576)	--	424

Net loss	--	--	--	(424)	(424)

Balance, June 30, 2007	10,000,000	10,000	(9,576)	(424)	--

Net loss	--	--	--	--	--

Balance, June 30, 2008	10,000,000	10,000	(9,576)	(424)	--

Net Loss	--	--	--	--	--

Balance, June 30, 2009	10,000,000	10,000	(9,576)	(424)	--

Net Loss	--	--	--	(118,209)	(118,209)

Balance, June 30, 2010	10,000,000	10,000	(9,576)	(118,633)	(118,209)

Common stock issued for cash at $0.50 per share	630,000	630	314,370	--	315,000

Net loss	--	--	--	(1,918,735)	(1,918,735)

Balance, March 31, 2011	10,630,000	$10,630	$304,794	$(2,037,368)	$(1,721,944)

See notes to the unaudited condensed financial statements

WILDCAP ENERGY, INC.
(A Development Stage Company)
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended March 31, 2011	Nine months ended March 31, 2010	From June 18, 2007 (Inception) Through March 31, 2011
Cash flows from operating activities:
Net loss	$(1,918,735)	$(100,000)	$(2,037,368)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	--	--	424
Change in fair value of warrant liability	1,238,000	--	1,238,000
Changes in operating assets and liabilities:
Change in prepaid expenses	(16,667)	--	(16,667)
Change in accounts payable	37,407	--	50,793
Change in due to related parties	345,176	100,000	445,176

Net cash used in operating activities	(314,819)	--	(319,642)

Cash flows from financing activities:
Advances from stockholder	--	--	4,823
Sale of common stock, net	315,000	--	315,000

Net cash provided by financing activities	315,000	--	319,823

Net increase in cash	181	--	181

Cash, beginning of period	--	--	--

Cash, end of period	$181	$--	$181

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$--	$--	$--

Cash paid for interest	$--	$--	$--

        See notes to the unaudited condensed financial statements

WILDCAP  ENERGY INC.
(A Development Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization.

WildCap Energy Storage Devices, Inc. is a Nevada corporation formed on June 18, 2007. Effective July 29, 2010 the board of directors authorized the company name to be changed to Wildcap Energy, Inc. (“Company”).  The Company is a development stage company, whose goal is to commercialize an innovative technology that was developed at the University of Arizona that deals with Vertical Axis Wind Turbines.  The Company believes that the vertical axis wind turbine will enable the wind power industry to optimize its assets by increasing the efficiency of a turbine as wind velocities increase or as wind direction changes.

Technology Option Agreement.

On January 8, 2010, the Company executed an option agreement (“Option Agreement”) with the Board of Regents of the University of Arizona (“University”).  The technology underlying the Option Agreement is anticipated to commercialize a vertical axis wind turbine, a technology created at the University for which a patent application has been submitted to both the U.S Patent Office and to the international patent association under the Patent Cooperation Treaty.  The Option Agreement provides the Company with the opportunity to negotiate and execute an exclusive license to the University’s technology.  The Company has been granted an initial option for a three-month period of time. The option period may be extended by the Company for three (3) consecutive three-month periods upon the Company’s written notice to the University.  During the option period, the University agrees not to license, option, offer to license or offer to option to any other party the University’s interest in patent rights in the onshore subfield. In consideration for the initial option agreement and the three consecutive three-month option periods, the Company agreed to pay a non-cancellable, non-refundable fee, for each option period, of $1,500 within thirty days of the effective date of the Option Agreement. For the nine months ended March 31, 2011, the Company incurred two additional option totaling $3,000, bringing the total monies incurred to $6,000 of which $6,000 has been paid as of March 31, 2011.  Additionally, the Company agreed to reimburse the University for its out-of-pocket costs incurred during the option period, for preparing, filing, and prosecuting international patent applications, U.S. patent applications, and U.S patents comprising patent rights, and their foreign counterparts if any.  All such costs incurred during the option period shall be reimbursed by the Company within sixty days of invoicing by the University. The Company did not incur any such reimbursable expenses during the three and nine months ended March 31, 2011 nor for the year ended June 30, 2010. The Company’s reimbursement of these type expenses is capped at $3,000.

License Agreement.

The license agreement was finalized on March 2, 2011. The principal terms of the license agreement are as follows:

(a)           An exclusive license to the University’s patent rights in the onshore field of electricity generation by wind turbines and in those countries for which the University’s patent right have been perfected and are being maintained and those countries for which patent rights are being actively perfected, subject to the University’s retained rights.

(b)           An non-exclusive license to the University’s patent rights in the offshore field of electricity generation by wind turbines.

(c)           A nonexclusive license to technical information in the onshore and offshore field of electricity generation by wind turbines.

(d)           The right to issue to third parties sublicenses in the onshore field of electricity generation by wind turbines as long as licensee possesses an exclusive right to the University’s interest in patent rights within the onshore field under the license agreement.

(e)            The University retains all other rights in the patents and technical information  not expressly granted under the licensee.

(f)            The Company agrees to sponsor research at the University to further develop and test the practical application of the patent rights.  There are two phases to the sponsored research agreement.  Phase One will commence no later than August 22 , 2011 subject to availability of  University personnel.  The Company will also commit at least 2.5% of all capital raised over and above the first $2,500,000 up to a total of $100,000 for an additional mutually agreed upon sponsored research project (“Phase II”).

(g)           The Company agrees to pay a one-time non-cancelable license fee of $10,000. This fee was accrued in the Company’s March 31, 2011 balance sheet in accounts payable.

(h)           The Company will pay the University an amendment fee for each instance of inclusion of University Improvements under Patent Rights in this Agreement and shall have a first right and option with respect thereto.

(i)            Royalties, paid annually, are to be based on net sales computed at: (a) 1.0% of  net sales covered by a pending patent application under patent rights or technical information provided however that the Company’s obligations to pay royalties with respect to a pending patent application shall terminate seven years following the priority filing for such patent application; (b) 3% of net sales covered by an issued patent under patent rights for the term of the license agreement and (c) 20% of sublicensing consideration received by the Company, paid annually. There is an annual minimum royalty amount and royalties accrue commencing January 1, 2013.

(j)            The Company will pay within sixty days of receipt of the University invoice for all documented, future costs incurred in obtaining, maintaining, and perfecting Patent Rights, including, but not limited to, costs of preparing applications, prosecuting patents, paying late and maintenance fees, and interferences; provided, the Company is provided a reasonable opportunity to review and make timely comment with respect to patent activities.

(k)           In the event of the assignment, sale or other transfer to an unaffiliated third party, the Company will pay the greater of $100,000 or an amount equivalent to 5% of the total transaction value in US Dollars within thirty days of consummation of such event.

(l)            This license agreement shall remain in full force and effect until the last-to-expire patent rights, unless terminated earlier according to the provisions of the license agreement.

(m)           The Company Wildcap Energy issued to the University a common stock purchase warrant to purchase 1,179,799 restricted shares of Company common stock, which at the date of issuance equal to 9.99% percent of the outstanding common stock of the Company; this warrant is exercisable at a price of $0.125 per share.  The warrant will be exercisable, in whole or in part, from time to time, commencing thirty months after the effective date of the warrant and ending on the 12th anniversary of the date of the warrant (the exercise period).

Basis of Presentation.

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the instructions to Form 10-Q and Article 8 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”) and include the accounts of the Company. Therefore, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. The condensed financial statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2010.

The interim condensed financial information is unaudited. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position as of March 31, 2011, and the condensed results of operations for the three and nine months ended March 31, 2011 and condensed cash flows for the nine months ended March 31, 2011 and March 31, 2010, respectively have been included in the condensed financial statements. Interim results are not necessarily indicative of results of operations for the full year.

Development Stage Enterprise.

The Company’s planned principal operations have not yet commenced. Accordingly, the Company’s activities have been accounted for as those of a development stage enterprise pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification  (“ASC”) Topic 915, “Development Stage Entities.”  All losses since inception have been considered as part of the Company’s development stage activities.

Going Concern and Management Plans.

The Company’s condensed financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the Unites States of America and have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has not generated any revenue since its inception on June 18, 2007 and has incurred a loss of $1,500,516 and $1,918,735 for the three and nine months ended March 31, 2011 and $118,209 for the year ended June 30, 2010. The Company has a working capital deficit of $483,944 as of March 31, 2011. The Company cannot provide assurance that it can achieve or sustain profitability on a quarterly or annual basis in the future.  The Company anticipates it will continue to incur losses until it is able to establish significant levels of revenue while controlling its expenses.  The Company’s success is dependent upon the successful development and marketing of its products, as to which there is no assurance.  Any future success that the Company might experience will depend upon many factors, including factors out of its control or which cannot be predicted at this time.

These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors.  These conditions may have a materially adverse effect upon the Company or may force it to reduce or curtail operations. In addition, the Company will require additional funds to sustain and expand its sales and marketing activities, particularly if a well-financed competitor emerges.

Continued operations of the Company are dependent on the Company’s ability to complete equity financings or generate profitable operations in the future. Management’s plan in this regard is to secure additional funds through future equity financings. The inability to obtain sufficient funds from operations or external sources would require the Company to curtail or cease operations. Any additional equity financing may involve substantial dilution to then existing stockholders. The financial statements do not include any adjustments relating to the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – CONDENSED SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Discount on Common Stock.

On June 7,2007, the Company issued 10,000,000 restricted shares of its common stock with a par value of $0.001 to SUTI Holdings Limited LP (“SUTI”, majority owner of the Company) in exchange for $424 in initial capital.  In accordance with Regulation S-X Rule 4-07, the difference in value received and the par value of the stock issued has been recorded as a “Discount on Common Stock”.

Net Loss Per Share.

Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents. Such amounts include shares potentially issuable upon conversion of the convertible preferred stock.  The Company had warrants outstanding to purchase 1,179,799 shares of the Company’s stock at March 31, 2011.  However, there were no dilutive instruments outstanding during the periods ended March 31, 2010.

Warrant Liability.

In accordance with ASC Topic 815, the Company is required to account for the warrants issued in connection with the Company’s license of technology from the University of Arizona.  The Company is required to mark to market each reporting quarter the value of the warrants issued in connection with its senior convertible debt.  The Company revalues these warrants at the end of each reporting period.  The periodic change in value of the warrants is recorded as either an increase in the derivative liability or as a decrease in the derivative liability if the value of the warrants increases.  Although the value of the warrants is affected by interest rates and the Company’s stock volatility, the primary cause of the change in the value of the warrants will be the value of the Company’s Common Stock.  If the stock price goes up, the value of the warrants will generally increase and if the stock price goes down the value of the warrants will generally decrease.

Recent Accounting Pronouncements.

In January 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-01, “Receivables (Topic 310):Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20 .”  ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, the guidance is anticipated to be effective for interim and annual period ending after June 15, 2011. The Company does not expect the provisions of ASU 2011-01 to have a material effect on its financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force).”  The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in the Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in the Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the provisions of ASU 2010-29 to have a material effect on its financial position, results of operations or cash flows.

In December 2010, the FASB) issued ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issued Task Force).”  The amendments in the Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with the existing guidance which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more like than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  Early adoption is not permitted.  The Company does not expect the provisions of ASU 2010-28 to have a material effect on its financial position, results of operations or cash flows.

NOTE 3 – PREPAID EXPENSE- - -RELATED PARTY

Prepaid expenses consist of a consulting agreement with a member of the Board of Directors of the Company in the amount of $50,000.  The consultant agreed to perform all necessary services required in connection with raising capital for the Company.  The consulting agreement became effective on July 28, 2010 and will expire one year after the effective date. Either party may terminate the agreement on thirty-calendar days written notice, or if prior to such action, the other party materially breaches any of its representations, warranties or obligations under this agreement.  For the three and nine months ended March 31, 2011, a total of $12,500 and $33,333 of the prepaid expense balance was expensed.  This expense amount is included in general and administrative expense in the unaudited condensed statements of operations.

NOTE 4 – STOCKHOLDERS’ DEFICIT

Common Stock.The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock. The holders of the Company’s common stock are entitled to one vote per share of common stock held and have equal rights to receive dividends when, and if, declared by the Board of Directors. In the event of liquidation, holders of common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding.  There were 10,630,000 shares of common stock outstanding as of March 31, 2011 and 10,000,000 shares of common stock outstanding as of June 30, 2010, respectively. The following summarizes the common stock activity for the nine months ended March 31:

	2011	2010
Shares issued for cash ($0.50/share)	630,000	--

Total shares issued	630,000	--

NOTE 5–RELATED PARTY TRANSACTIONSDuring the year ended June 30, 2010, the Company received $4,823 from the Company’s shareholder for working capital purposes.  These loans were repaid out of the proceeds from the private placement.

On March 1, 2010, the Company entered into a Venture Acceleration Agreement, (“Venture Agreement”) with SUTIMCo, an entity wholly owned by the Company’s sole shareholder.  Pursuant to the Venture Agreement, SUTIMCo will provide certain services and personnel to the Company for an initial term of three years. In return, the Company will pay a management fee and a performance fee.

The management fee calls for a one-time payment of $100,000 for all services performed since inception through March 1, 2010 and an annual fee in the amount of $930,000, payable in monthly instalments of $77,500. An addendum to the Venture Agreement, dated June 2, 2010, was entered into wherein an agreement was reached to defer the services to be rendered and payment of the monthly instalment of $77,500 until September 1, 2010 or upon funding, whichever occurs first. The monthly fee of $77,500 commenced on September 1, 2010. The monthly services are allocated per the Venture Agreement equally among research and development, manufacturing, sales and marketing and administrative categories.

For the first three years of the Venture Agreement, the performance fee is six percent of gross revenue. Thereafter, the performance fee will be fifteen percent of quarterly operating profit before the performance fee.  Additionally, if the Company has an operating profit in the fourth quarter of the third year of the Agreement SUTI will be entitled to receive 15% of the Company’s gross revenue during the two years following the initial term of the Venture Agreement.  No performance fees are due for the three and nine months ended March 31, 2011 and for the year ended June 30, 2010.

As of March 31, 2011, total monies due to SUTIMCo in connection with the Venture Agreement were $447,249 and $2,750 was due to a member of the Board of Directors in connection with a consulting agreement and associated expenses. See Note 3 for discussion of consulting agreement.

NOTE 6 – WARRANT

In conjunction with the license agreement, the Company issued to the University of Arizona on March 2, 2011 a common stock purchase warrant to purchase one million 1,179,799 restricted shares of Company common stock, which at the date of issuance equal to 9.99% of the outstanding common stock of the Company; this warrant is exercisable at a price of $0.125 per share.  The warrant will be exercisable, in whole or in part, from time to time, commencing thirty months after the effective date of the warrant and ending on the 12th anniversary of the date of the warrant (the exercise period).

Because of the fact that the exercise date for the warrant commences thirty months after the effective date of the warrant, March 2, 2011 and the fact that, at the present time, the common stock of the Wildcap Energy is not actively traded, the company determined the valuation method that was appropriate taking all of the valuation factors into account was to use the Probability-Weighted Expected Returns Method (“PWERM”).

Under the PWERM, the value of a Company’s common stock is estimated based upon an analysis of future values for the Company assuming various possible future liquidity events.  Scenarios for analysis may include an initial public offering, merger or acquisition, continued operations as a private enterprise (no liquidity event), and dissolution.  The value of the common shares is based on the probability-weighted present value of expected future net cash flows (distributions to shareholders) of each of the scenarios after accounting for the rights and preferences of each share class.  There are five steps to calculate common stock value under the PWERM.

1. Estimation of value for each possible future liquidity event – for each possible future liquidity event, a range of possible future values of the Company is estimated over a range of possible event dates.

2. Consideration of the rights and preferences of each shareholder class – The rights and preferences of each shareholder class are considered for each scenario in order to determine the appropriate allocation of value between the share classes.

3. Calculation of expected return – For each possible liquidity event, an expected return is calculated for each share class. This return is then discounted to a present value using an appropriate risk-adjusted discount rate resulting in a return for each share class expressed as a per-share value.

4. Estimation of probabilities for each scenario – Based on the facts and circumstances surrounding the company as of the Valuation Date, a probability of occurrence is estimated for each possible liquidity event.

5. Calculation of the probability-weighted return – A probability-weighted return for each share class, expressed in terms of a per-share value, is calculated based on the estimated probabilities of occurrence for each liquidity event.

The calculated common share values in each year of each scenario (dissolution, private sale and remain independent) was multiplied by the number of warrants by applying the corresponding conditional probabilities.  This was then multiplied by the present value factor corresponding to the weighted average cost of capital of 60% and 70% (based on private equity rates of return), and deducted the marketability discount from the values of the securities to arrive at the per share values of the common stock on a non-marketable, minority basis as of each event date. The probability-weighted values were then summed to arrive at the concluded fair market value of common stock.  The indicated fair market value of the common stock of the Company on a non-marketable, minority per share basis, as of March 31, 2011, is approximately $1.22 and the warrant liability is $1,238,000.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees.

During the normal course of business, the Company will make certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees, consultants and agents against liabilities arising out of the performance of services to the Company. The license agreement with the University of Arizona includes language stating that the Company agrees to indemnify the University from any causes of action resulting from the exercise or practice of the license agreement. Additionally, when the investment agreement is finalized, the Company will agree to indemnify for breach of representations or warranty. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement.  These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make.  To date, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered, all of which are being paid by Wildcap Energy Inc.*:

Securities and Exchange Commission registration fee	$48
Legal fees and expenses	25,000
Accounting fees and expenses	20,000
Miscellaneous	5,000

Total	$50,048	*

* All fees, except the Securities and Exchange Commission registration fee, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada corporate law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of  Wildcap Energy pursuant to the foregoing provisions, or otherwise, Wildcap Energy has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Wildcap Energy of expenses incurred or paid by a director, officer or controlling person of Wildcap Energy in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Wildcap Energy will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Wildcap Energy has made the following sales of unregistered securities of during the past three years:

On June 18, 2007, Wildcap Energy issued 10,000,000 shares of its common stock to SUTI Holdings LP, the majority owner of the company, in exchange for $424 in initial capital.

On August 27, 2010, Wildcap Energy completed the sale of 630,000 shares of common stock to a total of 30 investors for a total consideration of $315,000 ($0.50 per share).  These sales were made under a private placement memorandum dated July 1, 2010.  This offering was closed on August 27, 2010.

In connection with the license agreement between Wildcap Energy and the University of Arizona, on March 2, 2011 the company issued to the University a common stock purchase warrant to purchase 1,179,799 shares of Wildcap Energy common stock. The exercise price for the warrant is $0.125 per share.  The warrant is exercisable, in whole or in part, from time to time, commencing thirty months after the effective date of the warrant and ending on the 12th anniversary of the date of the warrant.

With respect to these sales of unregistered securities, Wildcap Energy relied on the exemptive provisions of Rule 506 of Regulation D under the Securities Act of 1933, as amended. At all times relevant the securities were offered subject to the following terms and conditions:

•	the sales were made exclusively to accredited investors, as defined in Rule 502;

•
the purchasers were given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which Wildcap Energy possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

•	at a reasonable time prior to the sale of securities, the purchaser were advised of the limitations on resale in the manner contained in Rule 502(d)2;

•	neither the company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

•	all sales under this offering were made through Benson Duruaku, a director of Wildcap Energy.

No commissions were paid in connection with any of these sales.  All funds received from the sale of the common stock are to be used for working capital purposes.  All share certificates bear a legend restricting their disposition.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits included or incorporated by reference in this document are set forth in the attached Exhibit Index.  Financial statement schedules are provided at the end of the Prospectus filed in connection with this registration statement.

ITEM 17.  UNDERTAKINGS

The undersigned company hereby undertakes to:

(a)	(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the U.S. Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  Include any additional or changed material information on the plan of distribution.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Ana, State of California, on July 13, 2011.

Wildcap Energy, Inc.

By:	/s/ Malcolm D. Lennie
Malcolm D. Lennie, President

Special Power of Attorney

The undersigned constitute and appoint Malcolm D. Lennie their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form S-1 registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Malcolm D. Lennie	President/Secretary/Treasurer/Director	July 13, 2011
Malcolm D. Lennie	(principal executive and accounting officer)

/s/ Benson Duruaku	Director	July 13, 2011
Benson Duruaku

EXHIBIT INDEX

Number                                                             Description

3.1	Articles of Incorporation, dated June 18, 2007 (incorporated by reference to Exhibit 3.1 of the Form S-1 filed on November 5, 2010).

3.2	Certificate of Amendment to Articles of Incorporation, dated July 29, 2010 (incorporated by reference to Exhibit 3.2 of the Form S-1 filed on November 5, 2010).

3.3	Bylaws (incorporated by reference to Exhibit 3.3 of the Form S-1 filed on November 5, 2010).

5.1	Opinion of Counsel (filed herewith).

10.1
Option Agreement between Wildcap Energy Inc. (formerly known as WildCap Energy Storage Devices, Inc.) and The Arizona Board of Regents on Behalf of The University of Arizona, dated January 8, 2010 (including: Attachment A: Summary Term Sheet for Negotiating License Agreement to Patent Rights; Attachment B: Form of Exclusive License Agreement; Attachment C: Summary Term Sheet for Negotiating Research and Option Agreement; Attachment D: Form of University of Arizona Research and Option Agreement; Attachment E: Confidential Disclosure Agreement; Attachment F: Form of Common Stock Warrant to Purchase Common Stock; and Attachment G: Form of Warrant Purchase Agreement) (incorporated by reference to Exhibit 10.1 of the Form S-1 filed on November 5, 2010).

10.2
Venture Acceleration Agreement between Wildcap Energy Inc. (formerly known as WildCap Energy Storage Devices, Inc.) and SUTIMCo, Inc., dated March 1, 2010 (including Addendum to Venture Acceleration Agreement) (incorporated by reference to Exhibit 10.2 of the Form S-1 filed on November 5, 2010).

10.3	Consulting Services Agreement between the Company and Benson Duruaku, dated July 28, 2010 (incorporated by reference to Exhibit 10.3 of the Form S-1 filed on November 5, 2010).

10.4
Investment Agreement between Wildcap Energy Inc. and Kodiak Capital Group, LLC, dated August 1, 2010 (including Exhibit A: Registration Rights Agreement; Exhibit B: Form of Notice of Effectiveness of Registration Statement; Exhibit C: Form of Put Notice; and Exhibit D: Form of Put Settlement Sheet; not including: Schedules 4(a), 4(c), 4(e), 4(g), 4(h), 4(l), 4(n), and 4(t)) (incorporated by reference to Exhibit 10.4 of the Form S-1/A filed on December 22, 2010).

10.5
Exclusive Patent License Agreement between the Arizona Board of Regents on Behalf of the University of Arizona and the Company (including Exhibit A: Inventory of Documents to be Included in Technical Information); Exhibit B: Warrant Purchase Agreement; and Exhibit C: Summary Term Sheet for Research and Option Agreement), dated March 1, 2011 (incorporated by reference to Exhibit 10.5 of the Form S-1/A filed on March 9, 2011).

10.6	Consulting Agreement between Wildcap Energy, Inc. and Business Direction Advisors, dated August 1, 2010 (incorporated by reference to Exhibit 10.6 of the Form S-1/A filed on May 31, 2011.

10.7	Legal Representation Letter between the Company and Law Office of Michael P. Ridley, dated December 21, 2009 (incorporated by reference to Exhibit 10.7 of the Form S-1/A filed on May 31, 2011).

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

23.2	Consent of Expert (filed herewith).

23.3	Consent of Counsel (filed herewith).